Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.



Madrid, 27 April 2006

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

RECEIVED
2006 MAY -3 A 11:0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	FIRST	YEAR	2006

Official Name: CORPORACIÓN MAPFRE, S.A.

Legal Address:	Tax ID
P° de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed n° 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

Units: thousand euros		UNCONSOLIDATED		CONSOLIDATED UNDER LOCAL GAAP		CONSOLIDATED UNDER IFRS	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0800	---	---	---	---	1,599,177	1,368,939
RESULT BEFORE TAX/RESULT BEFORE TAX FROM ONGOING ACTIVITIES	1040	17,188	36,402	---	---	178,677	151,809
RESULT OF THE PERIOD FROM ONGOING ACTIVITIES	4860					122,333	106,382
RESULT OF THE PERIOD	1044	18,168	32,515	---	---	122,333	106,382
Result attributable to External Shareholders/Result of the period attributable to minority interests	2050			---	---	-44,013	-39,139
RESULT OF THE PERIOD ATTRIBUTABLE TO THE CONTROLLING COMPANY/RESULT OF THE PERIOD ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	2060			---	---	78,320	67,243
PAID-UP CAPITAL	0500	119,450	119,450				
AVERAGE NUMBER OF EMPLOYEES	3000	33	33	---	---	19,526	13,960

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

B.1.) EXECUTIVE SUMMARY

During the first quarter of 2006, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively:

- direct insurance and accepted reinsurance premiums grew 14.0% in Non-life and 12.1% in Life insurance;
- third-party funds under management increased 7.5%;
- reinsurance premiums accepted by MAPFRE RE went up by 16.7%.

The net consolidated profit increased by 16.5% with respect to the same period of the previous year, reaching €78.3 million.

The development of the key operating figures of CORPORACIÓN MAPFRE and its main business units is shown in the following table:

	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 3M 06	3M 05
CORPORACIÓN MAPFRE	**3,038.6**	12.7%	**78.3**	16.5%	**96.3%**	94.3%
LIFE AND SAVINGS	**778.0**	6.7%	**30.4**	10.1%	**0.9%**	0.9%
GENERAL INSURANCE	**505.7**	7.8%	**23.5**	18.7%	**94.8%**	92.4%
COMMERCIAL INSUR.	**398.8**	6.7%	**23.8**	29.3%	**81.5%**	81.3%
HEALTH	**396.3**	11.1%	**2.7**	17.4%	**95.9%**	97.5%
AMÉRICA	**565.2**	44.3%	**19.7**	20.1%	**103.5%**	102.0%
RE	**404.9**	17.1%	**20.6**	5.6%	**94.0%**	93.3%
ASISTENCIA	**99.8**	43.8%	**1.6**	23.1%	**94.1%**	94.1%

Million euros

[1] The figures of the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio as a percentage of average third-party funds under management. Annualised ratio.

B.2.) CONSOLIDATED GROUP FIGURES

- **REVENUES**

In the first quarter of 2006, the total revenues of CORPORACION MAPFRE and its subsidiaries reached €3,038.6 million, a 12.7% increase over the same period of the previous year.

Written and accepted premiums reached a consolidated volume of €2,572.9 million, a 13.6% increase over the first quarter of the previous year. Net premiums earned were €1,599.2 million, a 16.8% increase.

The breakdown of revenues by business line and type is shown in the following table:

	Written and accepted premiums		Income from investments		Other income		Total Revenues	
	3M 06	% Var.	3M 06	% Var.	3M 06	% Var.	3M 06	% Var.
LIFE AND SAVINGS	525.9	8.1%	228.7	2.6%	23.4	19.4%	778.0	6.7%
GENERAL INSURANCE	476.3	6.9%	21.6	56.5%	7.8	-20.4%	505.7	7.8%
COMMERCIAL INSURANCE	371.7	3.7%	18.1	56.0%	9.0	125.0%	398.8	6.7%
HEALTH	390.6	10.3%	3.1	34.8%	2.6	---	396.3	11.1%
Holding (non consolidated)	---	---	11.5	-69.5%	0.0	---	11.5	-69.5%
Adjustments	-0.1	---	-14.1	-67.5%	-3.5	-28.6%	-17.7	-65.8%
MAPFRE-CAJA MADRID	1,764.4	7.5%	268.9	9.8%	39.3	36.5%	2,072.6	8.3%
INMUEBLES	---	---	---	---	7.0	-9.1%	7.0	-9.1%
QUAVITAE	---	---	---	---	23.6	41.3%	23.6	41.3%
Domestic Business	1,764.4	7.5%	268.9	9.8%	69.9	31.4%	2,103.2	8.5%
AMÉRICA	517.9	43.5%	43.6	74.4%	3.7	-37.3%	565.2	44.3%
RE	368.4	16.7%	36.4	23.4%	0.1	-80.0%	404.9	17.1%
ASISTENCIA	71.9	30.7%	0.9	-55.0%	27.0	117.7%	99.8	43.8%
MAPFRE INSULAR	5.5	83.3%	0.3	0.0%	0.2	---	6.0	81.8%
Adjustments	-155.2	39.7%	---	---	---	---	-155.2	39.7%
International Business	808.5	29.7%	81.2	43.0%	31.0	64.9%	920.7	31.7%
Holding (non consolidated)	---	---	32.0	-28.6%	0.3	-25.0%	32.3	-28.5%
Consolidation adjustments	---	---	-19.4	-49.3%	1.8	---	-17.6	---
CORPORACIÓN MAPFRE	2,572.9	13.6%	362.7	17.7%	103.0	-16.8%	3,038.6	12.7%

Million euros

- **RESULTS**

The consolidated income statement is shown in the following table:

	3M 06	3M 05	**% Var.**
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,024.0	1,774.9	14.0%
Premiums earned, net of ceded and retroceded reinsurance	1,107.2	926.0	19.6%
Net claims incurred and variation in other technical provisions	-759.3	-645.5	17.6%
Operating expenses, net of reinsurance	-291.8	-212.0	37.6%
Other technical income and expenses	-14.9	-15.4	-3.2%
TECHNICAL RESULT	41.2	53.1	-22.4%
Net financial income	86.2	53.3	61.7%
Other non-technical income and expenses	3.2	7.0	-54.3%
Result of the Non-life business	**130.6**	**113.5**	**15.1%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	548.9	489.5	12.1%
Premiums earned, net of ceded and retroceded reinsurance	491.9	443.0	11.0%
Net claims incurred and variation in other technical provisions	-529.4	-535.3	-1.1%
Operating expenses, net of reinsurance	-41.2	-36.0	14.4%
Other technical income and expenses	-3.1	-3.7	-16.2%
TECHNICAL RESULT	-81.8	-132.0	-38.0%
Net financial income	112.6	165.0	-31.8%
Unrealised gains and losses in Unit-Linked investments	8.4	4.2	100.0%
Other non-technical income and expenses	-0.7	0.6	---
Result of the Life business	**38.5**	**37.6**	**2.4%**
OTHER BUSINESS ACTIVITIES			
Operating income	81.4	108.3	-24.8%
Operating expenses	-73.7	-113.1	-34.8%
Net financial income	-0.2	3.5	-105.7%
Results from minority shareholdings	2.0	1.9	5.3%
Other net income	0.1	0.2	-50.0%
Result of the Other Business Activities	**9.6**	**0.7**	**---**
Result before tax and minority shareholders	**178.7**	**151.8**	**17.7%**
Taxes	-56.3	-45.4	24.0%
Result after tax	**122.4**	**106.4**	**15.0%**
Result attributable to minority shareholders	-44.1	-39.2	12.5%
Result after tax and minority shareholders	**78.3**	**67.2**	**16.5%**
Non-life loss ratio [1]	68.6%	69.7%	
Non-life expense ratio [1]	27.7%	24.6%	
Non-life combined ratio [1]	96.3%	94.3%	
Life expense ratio [2]	1.1%	1.1%	

Million euros

[1] Ratios calculated over net premiums earned.

[2] Net operating expenses/average third-party funds under management. Annualised ratio.

The breakdown of the net consolidated profit by business area is shown in the following table:

	Net Result	Minority interests	Consolidation adjustments	**Contribution to consolidated result 3M06**	Contribution to consolidated result 3M 05
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	30.4	-14.9	---	**15.5**	14.3
GENERAL INSURANCE	23.5	-11.5	---	**12.0**	10.1
COMMERCIAL INSURANCE	23.8	-11.6	---	**12.1**	10.7
MAPFRE CAJA SALUD	2.7	-1.3	---	**1.4**	1.2
Individual result and consolidation adjustments				**-0.6**	-1.5
MAPFRE-CAJA MADRID HOLDING				**40.5**	34.9
OTHER ACTIVITIES					
MAPFRE INMUEBLES		---	---		0.1
MAPFRE QUAVITAE	-0.2	---	---	**-0.2**	-0.1
COMPANIES OPERATING PRIMARILY IN SPAIN	80.2	-39.4	---	**40.3**	34.9
MAPFRE AMÉRICA	19.7	-2.5	---	**17.3**	13.9
MAPFRE RE	20.6	-2.5	---	**18.1**	17.1
ASSISTANCE OPERATING UNIT	1.6	---	---	**1.6**	1.3
MAPFRE INSULAR	0.4	-0.1	---	**0.3**	0.4
COMPANIES OPERATING PRIMARILY ABROAD	42.3	-5.1	---	**37.3**	32.7
Other companies and consolidation adjustments				**0.8**	-0.4
CORPORACIÓN MAPFRE				**78.3**	67.2

Million euros

- **BALANCE SHEET AND EQUITY**

The consolidated balance sheet is shown below:

	3M 06	3M 05	**% 06/05**
ASSETS			
Goodwill	594.5	497.8	19.4%
Fixed assets	485.0	369.2	31.4%
Investments	20,171.7	18,863.1	6.9%
Participation by reinsurance in technical reserves	1,580.3	1,252.4	26.2%
Other assets	5,156.9	4,256.7	21.1%
TOTAL ASSETS	**27,988.4**	**25,239.3**	**10.9%**
LIABILITIES			
Shareholders' Equity	2,203.4	1,933.2	14.0%
Minority interests	975.7	889.1	9.7%
Debt	582.9	374.2	55.8%
Technical reserves	20,867.5	18,824.1	10.9%
- Life insurance reserves	14,497.9	13,776.2	5.2%
- Other technical reserves	6,369.6	5,047.9	26.2%
Reserves for risks and expenses	122.4	136.1	-10.1%
Other liabilities	3,236.5	3,082.6	5.0%
TOTAL LIABILITIES	**27,988.4**	**25,239.3**	**10.9%**

Million euros

The following changes in equity were recorded in the first quarter of the year:

STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 31/12/05	**119.5**	**1,572.7**	**182.7**	**58.9**	**249.8**	**977.7**	**3,161.3**
Distribution of previous year's result		249.8			-249.8	-13.2	-13.2
Additions and deductions accounted for directly in equity[1]			-47.0	-11.3		-32.5	-90.8
Quarterly result					78.3	44.1	122.4
Other positive/negative items		-0.2				-0.4	-0.6
Balance as at 31/03/06	**119.5**	**1,822.3**	**135.7**	**47.6**	**78.3**	**975.7**	**3,179.1**

Million euros

[1] Includes, net of tax, the results from: revaluation of tangible and intangible assets; changes in the fair value of investments available for sale; cash flow hedges; translation adjustments; other items.

The deductions accounted for directly in equity correspond mainly to the decrease in the amount of unrealised gains in the fixed income portfolio because of the rise in medium- and long-term interest rates. This impact was limited by an investment strategy aimed at reducing the duration of such portfolio and by an increase in unrealised gains in equity investments. The duration of fixed income investments is expected to increase again gradually over the next months.

B.3.) SUBSIDIARIES' PREMIUMS AND RESULTS

Companies operating in Spain

The premiums of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. reached €1,764.4 million, a 7.5% increase, and its net profit grew 16.2% to €79.5 million.

The breakdown of the premiums written and accepted by the main operating units through the agents channel and the CAJA MADRID bank channel is shown in the following table:

	3M 06	3M 05	% 06/05
AGENTS CHANNEL	**1,482.0**	**1,376.0**	**7.7%**
LIFE	311.1	272.3	14.2%
GENERAL INSURANCE	437.1	418.0	4.6%
COMMERCIAL INSURANCE	364.0	350.1	4.0%
HEALTH	369.8	335.6	10.2%
CAJA MADRID BANK CHANNEL	**282.5**	**268.4**	**5.3%**
LIFE	214.8	214.3	0.2%
GENERAL INSURANCE	39.2	27.4	43.1%
COMMERCIAL INSURANCE	7.7	8.2	-6.1%
HEALTH	20.8	18.5	12.4%
Consolidation adjustments	-0.1	-3.5	---
TOTAL PREMIUMS SPAIN	**1,764.4**	**1,640.9**	**7.5%**

Million euros

LIFE INSURANCE OPERATING UNIT[1]

	3M 06	3M 05	% 06/05
Technical Reserves PGC/PCEA	**13,115.5**	12,347.4	6.2%
IFRS adjustments	**1,320.3**	1,504.4	-12.2%
Technical Reserves IFRS	**14,435.8**	13,851.8	4.2%
Investment Funds	**3,297.7**	2,882.1	14.4%
Pension Funds	**1,306.8**	1,111.4	17.6%
Third-party funds under management	**19,040.3**	17,845.3	6.7%
Premiums written and accepted	**525.9**	486.6	8.1%
Gross Result[2]	**46.1**	41.9	10.0%
Net Result	**30.4**	27.6	10.1%
Equity	**605.6**	542.6	11.6%
Expense Ratio[3]	**0.9%**	0.9%	

Million euros

[1] The figures for the first quarter of the previous year include the Life insurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

[2] Before taxes and minority interests.

[3] Net operating expenses/average third-party funds under management. Annualised ratio.

The development of premiums in the first quarter of the year was characterised by:

- the winning of a larger volume of group savings business;
- sustained growth in retail protection products.

The net inflow into third-party funds under management exceeded the figure for the same period of the previous year, due to an increase in the volume of Life insurance written and larger sales of mutual funds (new guaranteed products).

The rise in interest rates has limited the growth in technical reserves due to the impact of IFRS adjustments ('shadow accounting'). Such rise has also caused a decrease in financial income.

On this same date, an additional presentation is being released on the embedded value of the Life and Savings business of MAPFRE VIDA, which was calculated for the first time under European Embedded Value Principles. Embedded value as at 31.12.2005 grew 18.6% over 2004 (before dividends and donations), while value added by new business written in the fiscal year increased by 31%.

GENERAL INSURANCE OPERATING UNIT

	3M 06	3M 05	%06/05
Premiums written and accepted	**476.3**	445.4	6.9%
- Burial	**198.1**	192.4	3.0%
- Other business lines	**278.2**	253.0	10.0%
Gross Result [(1)]	**34.9**	29.4	18.7%
Net result	**23.5**	19.8	18.7%
Equity	**302.3**	323.1	-6.4%
Loss Ratio, Non-Life [(2)]	**67.6%**	67.4%	
Expense Ratio, Non-Life [(2)]	**27.2%**	25.0%	
Combined Ratio, Non-Life [(2)]	**94.8%**	92.4%	

Million euros

(1) *Before taxes and minority interests.*

(2) Ratios as a % of net premiums earned

The increase in net profit reflects:

- larger volumes in the main business lines, despite a decrease in the Motor business (Canary islands);
- low growth in Burial insurance, as annual policies' cancellations concentrate in the first quarter of the year;
- larger financial income;
- an increase in the expense ratio due to higher retention and to a lower accrual of acquisition expenses, whose effect will decrease in the remainder of the year.

The payment of an extraordinary dividend in 2005 explains the decrease in equity.

General insurance premiums written through CAJA MADRID grew 43.1% with respect to the same period of the previous year.

COMMERCIAL INSURANCE OPERATING UNIT[1]

	3M 06	3M 05	% 06/05
Premiums written and accepted	**371.7**	358.3	3.7%
- Industrial business	**164.8**	157.0	5.0%
- Large Risks business	**161.4**	157.7	2.3%
- Credit and Surety business	**45.5**	43.6	4.4%
Gross result[2]	**36.4**	28.5	27.7%
Net result	**23.8**	18.4	29.3%
Equity	**282.7**	268.5	5.3%
Loss Ratio, Non-Life[3]	**68.9%**	69.6%	
Expense Ratio, Non-Life[3][4]	**12.6%**	11.7%	
Combined Ratio, Non-Life[3]	**81.5%**	81.3%	

Million euros

[1] The figures for the first quarter of the previous year do not include the Life insurance business, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

[2] Before taxes and minority interests.

[3] Ratios as a % of net premiums earned.

[4] Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

The result of the Unit reflects:

- low premiums growth, in spite of the winning of new business, due to strong competition in Large Risks and in Credit insurance in Spain;
- a reduction in the loss ratio, due to fewer large claims;
- a higher expense ratio, due to a larger weight of the business sold through brokers;
- an increase in financial income, which includes realisation gains of €3.5 million.

MAPFRE CAJA SALUD

	3M 06	3M 05	% 05/04
Premiums written and accepted	**390.6**	354.1	10.3%
- Agents network[1]	**369.8**	335.6	10.2%
- Bank network	**20.8**	18.5	12.4%
Gross result [2]	**4.5**	3.8	18.4%
Net result	**2.7**	2.3	17.4%
Equity	**108.5**	96.9	12.0%
Loss Ratio, Non-Life [3]	**80.6%**	81.2%	
Expense Ratio, Non-Life [3]	**15.3%**	16.3%	
Combined Ratio, Non-Life [3]	**95.9%**	97.5%	

Million euros

[1] Including brokers

[2] Before taxes and minority interests.

[3] *Ratios as a % of net premiums earned*

The *increase in net profit is the result of:*

- premium growth, which came primarily from the Retail Health Assistance business line;
- lower claims and expense ratios, following the implementation of new risk selection, claims control and medical expenses containment systems.

Companies operating abroad

MAPFRE AMÉRICA

	3M 06	3M 05	% 06/05
Premiums written and accepted	**517.9**	360.9	43.5%
Gross result [1]	**23.5**	21.3	10.3%
Net result	**19.7**	16.4	20.1%
Equity	**798.3**	572.6	39.4%
Loss Ratio, Non-Life [2]	**68.4%**	67.6%	
Expense Ratio, Non-Life [2]	**35.1%**	34.4%	
Combined Ratio, Non-Life [2]	**103.5%**	102.0%	

Million euros

[1] Before taxes and minority interests.

[2] Ratios as a % of net premiums earned.

The significant increase in the net result of MAPFRE AMÉRICA reflects the following factors:

- strong premiums growth, particularly in Argentina, Brazil and Mexico;
- slight increases in the loss ratio, mainly in the Motor business in Mexico, and in the expense ratio, due to the expansion of the distribution network;
- larger financial income;
- the favourable development of exchange rates;
- a lower tax rate and the share of minority interests in the initial losses of two recently created companies: MAPFRE NOSSA CAIXA and MAPFRE DOMINICANA.

The following table shows the growth rates in premiums and results:

	PREMIUMS			RESULTS [1]		
COMPANY	**3M 06**	3M 05	% 06/05	**3M 06**	3M 05	% 06/05
VENEZUELA	**85.6**	73.2	16.9%	**7.8**	6.1	27.9%
PUERTO RICO	**61.1**	51.8	17.9%	**6.4**	6.4	---
MEXICO	**75.6**	56.4	34.0%	**3.5**	6.2	-43.5%
BRAZIL[2]	**154.3**	78.1	97.6%	**3.5**	2.7	29.6%
ARGENTINA	**73.1**	48.0	52.3%	**1.6**	1.8	-11.1%
OTHER COUNTRIES[3]	**68.2**	53.4	27.8%	**0.2**	1.8	-90.6%
Consolidation adjustments	---	---	---	0.5	-3.7	---
MAPFRE AMÉRICA	**517.9**	360.9	43.5%	**23.5**	21.3	10.3%

Million euros

(1) Before taxes and minority interests.

(2) Figures for Brazil include the following data on MAPFRE NOSSA CAIXA: premiums: €12.2 million; result before taxes and minority interests: - €0.7 million.

(3) Includes Chile, Colombia, Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.

The following must be noted with respect to the evolution of the results of subsidiaries:

- MAPFRE VERA CRUZ (Brazil), recorded a significant increase in premiums, thanks to sustained growth across most business lines, due primarily to the expansion of its distribution network;
- MAPFRE NOSSA CAIXA (Brazil), recorded premiums of €12.2 million and a net loss of €0.2 million;
- the decrease in the profit earned in other countries is mainly due to the expenses incurred in connection with the reorganisation of the operating structure and the distribution network of MAPFRE CHILE.

46 new offices were opened during the first three months of the year, 18 of which are direct.

MAPFRE RE

	3M 06	3M 05	%06/05
Premiums written and accepted	**368.4**	315.7	16.7%
- of which Life	**29.1**	25.9	12.4%
Gross result [1]	**31.0**	28.3	9.5%
Net result	**20.6**	19.5	5.6%
Equity	**620.8**	612.8	1.3%
Loss Ratio, Non-Life [2]	**63.2%**	64.7%	
Expense Ratio, Non-Life [2]	**30.8%**	28.6%	
Combined Ratio, Non-Life [2]	**94.0%**	93.3%	

Million euros

[1] Before taxes and minority interests.

[2] Ratios as a % of net premiums earned.

The development of results with respect to the same period of last year reflects:

- significant premiums volumes growth, due to the winning of new business;
- a lower claims ratio, which in the first quarter of 2005 was affected by the fire at the Windsor building and by winter storm Erwin;
- an increase in the expense ratio, as net premiums earned grew slower than gross written and accepted premiums.

The payment of dividends explains the comparatively lower growth in equity.

The floods that are affecting Central Europe are not expected to have a significant impact on MAPFRE RE's loss ratio.

MAPFRE ASISTENCIA

	3M 06	3M 05	% 06/05
Operating income	**98.9**	67.4	46.7%
- Premiums written and accepted	**71.9**	55.0	30.7%
- Other income	**27.0**	12.4	117.7%
Gross result [1]	**2.3**	2.3	---
Net result	**1.6**	1.3	23.1%
Equity	**89.2**	70.7	26.2%
Loss Ratio, Non-Life [2]	**73.2%**	76.2%	
Expense Ratio, Non-Life [2]	**20.9%**	17.9%	
Combined Ratio, Non-Life [2]	**94.1%**	94.1%	

Million euros

(1) Before taxes and minority interests

(2) Ratios as a % of net premiums earned

The development of results with respect to the same period of last year reflects:

- sustained growth across most markets and business lines;
- the consolidation of ABRAXAS, which contributed revenues of €3.4 million and a net profit of €0.6 million;
- a larger expense ratio, which is due a larger issuance of multi-annual contracts in the Pecuniary Losses business line, that is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels;
- foreign exchange losses on the USD.

B.4.) MANAGEMENT RATIOS

The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 96.3% in the first quarter of 2006, against 94.3% in the same period of the previous fiscal year.

The evolution of the main management ratios of the insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table:

	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	**3M 06**	3M 05	**3M 06**	3M 05	**3M 06**	3M 05
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**27.2%**	25.0%	**67.6%**	67.4%	**94.8%**	92.4%
MAPRE EMPRESAS[4]	**12.6%**	11.7%	**68.9%**	69.6%	**81.5%**	81.3%
MAPFRE CAJA SALUD	**15.3%**	16.3%	**80.6%**	81.2%	**95.9%**	97.5%
MAPFRE-CAJA MADRID HOLDING	**21.4%**	22.1%	**70.5%**	70.3%	**91.9%**	92.4%
Companies operating primarily abroad						
MAPFRE AMERICA	**35.1%**	34.4%	**68.4%**	67.6%	**103.5%**	102.0%
MAPFRE RE	**30.8%**	28.6%	**63.2%**	64.7%	**94.0%**	93.3%
MAPFRE ASISTENCIA	**20.9%**	17.9%	**73.2%**	76.2%	**94.1%**	94.1%
CORPORACION MAPFRE (Consolidated)	**27.7%**	24.6%	**68.6%**	69.7%	**96.3%**	94.3%
MAPFRE VIDA[5]	**0.9%**	0.9%				

[1] (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life account.

[2] (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life account.

[3] Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life account.

[4] Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

[5] Net operating expenses/average third-party funds under management. Annualised ratio.

B.5.) SHAREHOLDERS' EQUITY

Net consolidated equity reached €3,179.1 million, against €2,822.3 million at the end of the first quarter of 2005. The year-on-year variation in equity reflects the positive impact of the profits earned by the operating Units and of the increase in the value of investments. Of the amount mentioned above, €975.7 million corresponded to the holdings of minority shareholders in subsidiaries, and €2,203.4 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share was €9.2 as of March 2006 (€9.1 at the close of 2005).

B.6.) ACQUISITIONS AND DISPOSALS

The following investments were made in the first quarter of the year:

Investments carried out directly by CORPORACIÓN MAPFRE

- CORPORACIÓN MAPFRE subscribed entirely for a capital increase of €34.7 million carried out by MAPFRE INTERNACIONAL, through the contribution of its shareholdings in MIDDLESEA INSURANCE plc and MAPFRE INSULAR, and of €6.1 million in cash.
- A €20 million loan was granted at market terms to MAPFRE AMÉRICA, which used it to subscribe for a capital increase carried out by its subsidiary MAFPRE VERA CRUZ to finance its business growth.

Overall, the net investment outlay was €53.8 million, as shown in the following table:

Company	Investments	Loans	Total
MAPFRE AMÉRICA	---	20.0	20.0
MAPFRE INTERNACIONAL	34.7	---	34.7
OTHER	---	(0.9)	(0.9)
TOTAL	34.7	19.1	53.8

Million euros

Investments made by subsidiaries

MAPFRE ASISTENCIA acquired the entire share capital of CANADIAN ROADSIDE & RECOVERY INC. (Canada), a supplier of roadside assistance services, for a price of 0.9 million Canadian dollars (approximately €0.6 million).

Financing

The investments detailed above were paid for with available cash.

B.7.) EMPLOYEES

CORPORACIÓN MAPFRE, its subsidiaries and affiliates had a payroll of 19,652 employees as of 31 March 2006, 9,258 of which in Spain and 10,394 in other countries. The 5,555 persons increase in staff levels with respect to same period of the previous year is mainly due to the inclusion of the staff of MAPFRE QUAVITAE employed in the provision of services on behalf of the Public Administration (3,965 persons). Excluding this effect, the net increase was equal to 1,590 persons and came primarily from new hires at MAPFRE AMÉRICA, MAPFRE EMPRESAS, MAPFRE CAJA SALUD and MAPFRE ASISTENCIA.

B.8.) RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 54.9% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in first quarter of 2006 reached total revenues of € 3,943.2 million, a 15.9% increase over the previous year. Consolidated profit after taxes grew 19.3%.

The consolidated profit and loss account of SISTEMA MAPFRE, which includes MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE, is shown in the following table:

	3M 06	3M 05	**% Var.**
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,673.4	2,377.0	12.5%
Premiums earned, net of ceded and retroceded reinsurance	1,710.6	1,484.5	15.2%
Net claims incurred and variation in other technical provisions	-1,268.4	-1,069.2	18.6%
Operating expenses, net of reinsurance	-380.0	-277.3	37.0%
Other technical income and expenses	-6.3	-19.4	-67.5%
TECHNICAL RESULT	55.9	118.6	-52.9%
Net financial and other non-technical income	182.8	84.4	116.6%
Result of the Non-life business	**238.7**	**203.0**	**17.6%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	648.9	541.9	19.7%
Premiums earned, net of ceded and retroceded reinsurance	581.8	487.5	19.3%
Net claims incurred and variation in other technical provisions	-584.4	-573.0	2.0%
Operating expenses, net of reinsurance	-79.3	-47.3	67.7%
Other technical income and expenses	-3.0	-3.8	-21.1%
TECHNICAL RESULT	-84.9	-136.6	-37.8%
Net financial and other non-technical income	119.5	170.5	-29.9%
Unrealised gains and losses in unit-linked investments	6.1	4.2	45.2%
Result of the Life business	**40.7**	**38.1**	**6.8%**
OTHER BUSINESS ACTIVITIES			
Operating income	104.3	120.3	-13.3%
Operating expenses	-94.9	-124.2	-23.6%
Other income and expenses	1.7	5.7	-70.2%
Result of the Other Business Activities	**11.1**	**1.8**	**---**
Result before tax and minority shareholders	**290.5**	**242.9**	**19.6%**
Taxes	-79.3	-65.8	20.5%
Result after tax	**211.2**	**177.1**	**19.3%**
Non-life loss ratio [1]	74.1%	72.0%	
Non-life expense ratio [1]	22.6%	20.0%	
Non-life combined ratio [1]	96.7%	92.0%	
Life expense ratio [2]	1.9%	1.3%	

Million euros

[1] Ratios calculated over net premiums earned

[2] Net operating expenses/average third-party funds under management. Annualised ratio.

B.9.) ADDITIONAL INFORMATION

LIFE INSURANCE OPERATING UNIT: Premiums breakdown

	3M 06	3M 05	% 06/05
Regular Premiums	**108.4**	**104.2**	**4.0%**
- Agents channel	100.7	98.2	2.5%
- Bank channel	7.7	6.0	28.3%
Single Premiums	**310.3**	**283.6**	**9.4%**
- Agents channel	132.9	98.9	34.4%
- Bank channel	177.4	184.7	-3.9%
Life premiums - Savings	**418.7**	**387.8**	**8.0%**
Externalisation	**---**	**---**	---
- Agents channel	---	---	---
- Bank channel	---	---	---
Sub-total	**418.7**	**387.8**	**8.0%**
Life Premiums - Protection	**107.2**	**98.8**	**8.5%**
- Agents channel	77.5	75.2	3.1%
- Bank channel	29.7	23.6	25.8%
TOTAL PREMIUMS	**525.9**	**486.6**	**8.1%**
- Agents channel	311.1	272.3	14.2%
- Bank channel	214.8	214.3	0.2%

Million euros

LIFE INSURANCE OPERATING UNIT: Breakdown of funds under management[1]

	3M 06	3M 05	% 06/05
Regular premiums insurance	**4,427.0**	4,184.5	5.8%
- Agents channel	**4,076.2**	3,871.2	5.3%
- Bank channel	**350.8**	313.3	12.0%
Single premiums insurance	**9,539.0**	9,248.9	3.1%
- Agents channel	**4,849.8**	4,816.8	0.7%
- Bank channel	**4,689.2**	4,432.1	5.8%
Life insurance - Protection	**165.8**	129.1	28.4%
- Agents channel	**36.1**	31.9	13.0%
- Bank channel	**129.7**	97.2	33.4%
Total mathematical reserves	**14,131.7**	13,562.5	4.2%
Other reserves	**304.1**	289.3	5.1%
TECHNICAL RESERVES	**14,435.8**	13,851.8	4.2%
MUTUAL FUNDS	**3,297.7**	2,882.1	14.4%
PENSION FUNDS	**1,306.8**	1,111.4	17.6%
- Individual system	**1,155.9**	977.3	18.3%
- Employers' system	**150.9**	134.1	12.5%
SAVINGS MANAGED	**19,040.3**	17,845.3	6.7%

Million euros

[1] The figures for the first quarter of the previous year include the Life insurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

LIFE INSURANCE OPERATING UNIT: Variation in funds under management[1]

	3M 06	3M 05
Technical reserves	**-285.2**	**368.9**
> Variation under PGC/PGEA [2]	223.8	188.8
Mutual funds	**200.6**	**234.0**
> Net sales	66.5	0.6
Pension funds	**19.4**	**8.2**
> Net sales	0.6	1.9

Million euros

[1] Excluding shareholders' equity.

[2] Variation in technical reserves for each fiscal year calculated in accordance with PGC/PCEA.

CORPORACIÓN MAPFRE: Breakdown of technical reserves and premiums

	Life insurance reserves			*Other technical reserves*			**Technical Reserves**			**Written and accepted premiums**		
	3M 06	3M 05	% 06/05	**3M 06**	3M 05	% 06/05	**3M 06**	3M 05	% 06/05	**3M 06**	3M 05	% 06/05
LIFE	**14,220.6**	13,693.4	3.9%	**215.2**	158.4	35.9%	**14,435.8**	13,851.8	4.2%	**525.9**	486.6	8.1%
GENERAL INSURANCE	**50.8**	46.7	8.8%	**1,354.8**	1,150.7	17.7%	**1,405.6**	1,197.4	17.4%	**476.3**	445.4	6.9%
COMMERCIAL INSURANCE	---	---	---	**2,047.3**	1,772.1	15.5%	**2,047.3**	1,772.1	15.5%	**371.7**	358.3	3.7%
HEALTH	---	---	---	**365.2**	323.1	13.0%	**365.2**	323.1	13.0%	**390.6**	354.1	10.3%
AMÉRICA	**106.7**	48.8	118.6%	**1,214.3**	840.1	44.5%	**1,321.0**	888.9	48.6%	**517.9**	360.9	43.5%
RE	**119.8**	87.2	37.4%	**1,506.2**	1,107.7	36.0%	**1,626.0**	1,194.9	36.1%	**368.4**	315.7	16.7%
ASISTENCIA	---	---	---	**140.4**	123.6	13.6%	**140.4**	123.6	13.6%	**71.9**	55.0	30.7%
MAPFRE ASIAN	---	---	---	**14.7**	8.8	67.0%	**14.7**	8.8	67.0%	**5.5**	3.0	83.3%
Adjustments MAPFRE RE	---	---	---	**-469.5**	-374.5	---	**-469.5**	-374.5	---	**-151.2**	-104.6	---
Other adjustments	---	-99.8	---	**-19.0**	-62.2	---	**-19.0**	-162.0	---	**-4.1**	-12.9	---
CORPORACIÓN MAPFRE	**14,497.9**	**13,776.2**	**5.2%**	**6,369.6**	**5,047.9**	**26.2%**	**20,867.5**	**18,824.1**	**10.9%**	**2,572.9**	**2,264.4**	**13.6%**

Million euros

CORPORACIÓN MAPFRE: Breakdown of equity by units and subsidiaries

	Equity					
	3M 06 Share of		3M 05 Share of		% Var.	
	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.
LIFE	308.9	296.7	276.7	265.9	11.6%	11.6%
GENERAL INSURANCE	154.2	148.1	164.8	158.3	-6.4%	-6.4%
COMMERCIAL INSURANCE	144.2	138.5	136.9	131.6	5.3%	5.2%
HEALTH	55.4	53.2	49.4	47.5	12.1%	12.0%
Consolidation adjustments/minority interest	129.2	124.1	90.1	86.6	43.4%	43.3%
MAPFRE-CAJA MADRID	791.8	760.8	717.9	689.8	10.3%	10.3%
AMÉRICA	694.5	103.8	498.2	74.4	39.4%	39.5%
RE	546.3	74.5	539.3	73.5	1.3%	1.4%
ASISTENCIA	89.2		70.7		26.2%	---
OTHER COMPANIES	146.7	27.8	80.5	19.5	82.2%	42.6%
Consolidation adjustments/minority interest	-65.1	8.8	26.6	31.8	-344.7%	-72.3%
CORPORACIÓN MAPFRE	**2,203.4**	**975.7**	**1,933.2**	**889.1**	**14.0%**	**9.7%**

Million euros

CORPORACIÓN MAPFRE: Organisation chart


MAPFRE MUTUALIDAD
55%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
MAPFRE EMPRESAS
100%
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
MAPFRE CAJA SALUD
100%
Direct Insurance subsidiaries in 12 countries
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (EE.UU.)
Subsidiaries, branches, agencies and representative offices in 38 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The consolidated financial statements included herein have been prepared in accordance with International Financial Reporting Standards.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	--	--	--
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc...):

During the first quarter of 2006 no dividends were paid.

PRESS RELEASE



SISTEMA MAPFRE RECORDED A NET PROFIT OF €211.2 MILLION IN THE FIRST QUARTER OF 2006, A 19.3% INCREASE OVER 2005

Group revenues grew 15.9% to €3,943.2 million

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT 16.5% TO €78.3 MILLION

The Annual General Meeting will approve a dividend of €0.32 per share and a split of five new shares per each existing one

Today, SISTEMA MAPFRE and its listed holding company CORPORACIÓN MAPFRE released to the public their results for the first quarter of 2006, in which the Group recorded a 19.3% increase in its net profit to €211.2 million. In the respect, the following achievements must be noted:

- The total revenues of SISTEMA MAPFRE were €3,943.2 million, up 15.9% over the first quarter of 2005.

- Insurance and reinsurance premiums exceeded €3,322.3 million, a 13.8% increase.

- CORPORACIÓN MAPFRE, the group's listed holding company, recorded a 16.5% increase in its net profit that reached €78.3 million.

- The shareholders of CORPORACIÓN MAPFRE will approve in the Annual General Meeting, which is being held today, a dividend of €0.32 per share and a split of five new shares per each existing one.



MAPFRE

- MAPFRE AMÉRICA has become CORPORACIÓN MAPFRE's second largest unit by volume of business, with revenues of €565.2 million, 44.3% up on the figure for the same period of the previous year.

- MAPFRE QUAVITAE grew above 41% and made a profit before tax.

1. Group result

SISTEMA MAPFRE recorded total revenues of €3,943.2 million at the close of March 2006, a 15.9% increase, €3,322.3 million of which (+13.8%) corresponded to direct insurance and accepted reinsurance premiums.

Premiums in Motor insurance, the business line of SISTEMA MAPFRE's parent company, grew in excess of 5.5% over the first quarter of the previous year.

Funds under management in Life insurance and Savings products reached €19,483.7 million, a 7.7% increase over the same period of the previous year. This positive achievement is due to the writing of a larger volume of Life insurance business and to an increase in the sales of mutual funds, owing to the successful placement of new guaranteed products. Specifically, in the first quarter of 2006 assets under management grew 14.4% in mutual funds and 17.6% in pension funds. The favourable development recorded in funds under management received a further significant contribution from the growth of the Life insurance and Savings business in Brazil.

The Group's consolidated profit before tax was €290.5 million, an 19.6% increase. Profit after tax reached €211.2 million, exceeding the figure for the same period of 2005 by 19.3%.



2. CORPORACIÓN MAPFRE recorded a 16.5% increase in its net profit

CORPORACIÓN MAPFRE, the listed holding company for most of the Group's subsidiaries filed today with the CNMV the report on its results at the close of March 2006, which likewise developed very favourably. Its consolidated profit before tax and minority interests reached €178.7 million, a 17.7% increase, and its attributable net profit was €78.3 million, a 16.5% increase over the figure for the first three months of the previous year.

The total revenues recorded by CORPORACIÓN MAPFRE and its subsidiaries in the January-March period reached €3,038.6 million, a 12.7% increase over the same period of 2004.

The total volume of premiums at the close of March 2006 was €2,572.9 million, a 13.6% increase. Non-life direct insurance premiums grew 14% to €2,024 million, while Life insurance premiums reached €548.9 million, a 12.1% increase.

The subsidiaries of CORPORACIÓN MAPFRE that operate in Spain, which are grouped under MAPFRE - CAJA MADRID Holding de Entidades Aseguradoras, obtained a volume of premiums of €1,764.4 million, a 7.5% increase, and a net profit of €79.5 million, a 16.2% increase.

Premiums growth was: 6.7% in Life insurance; 6.9% in General Insurance; 3.7% in Commercial insurance; and 10.3% in Health insurance.

The business activities of the subsidiaries of CORPORACIÓN MAPFRE that operate abroad also evolved positively, recording strong growth. Thus, MAPFRE AMÉRICA's revenues exceeded €565.2 million (up 44.3%), thereby placing this entity as CORPORACIÓN MAPFRE's second largest business unit in terms of revenues, supported by growth across all countries, and especially in Brazil and Argentina. During the first three months of the year, the entity opened 46 new branches in the Americas.


MAPFRE

The revenues of international reinsurer MAPFRE RE reached €404.9 million, equivalent to a 17.1% increase over the first quarter of 2005.

MAPFRE ASISTENCIA raised its revenues by 37.7% to reach an amount close to €100 million, owing to organic growth and the contribution from the business activities of ABRAXAS (whose revenues were €3.4 million).

Lastly, it is worth noting the above 41% increase in the revenues of MAPFRE QUAVITAE, which made a profit before tax in the first quarter, thereby confirming the growth opportunities for this business line.

Last March, the shares of CORPORACIÓN MAPFRE were included in the FTSE4Good index, which comprises the global companies that stand out for their commitment to social responsibility. This achievement underscores the public and international recognition of MAPFRE's initiatives in favour of sustainable development, and provides an opportunity to divulge the socially responsible activities carried out by the Group.



MAPFRE

3. The Annual General Meeting of Shareholders will approve a €0.32 dividend payable out of the results for 2005

The Annual General Meeting of Shareholders of CORPORACIÓN MAPFRE will vote today, 27 April, on the approval of a split of the nominal value of its shares in the proportion of five new shares per each existing one, so that the total number of outstanding shares of the company will be 1,194,503,530, against the present 238,900,706 shares. The nominal value of each share will change from €0.5 at present to €0.1, once the operation is finalised.

Through this step, that does not alter the equity of the company, CORPORACIÓN MAPFRE wishes to increase the liquidity of its shares and make their acquisition affordable for all kinds of investors.

The Annual General Meeting will also vote on the payment of a dividend of €0.32 gross per share out of the results for fiscal year 2005. Of this amount, €0.17 were already paid on an interim basis last November, and the remainder (€0.15) will be paid from next 5 May.

Madrid, 27 April 2006

Should you need further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34-91-581-2216, fax +34-91-581-8382, e-mail joaquinhernandez@mapfre.com)



PRESS RELEASE

MAPFRE

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 31.03.2006

1. Consolidated Income Statement for MAPFRE MUTUALIDAD and its subsidiaries (IFRS)

ITEMS	€ million		% Variation
	2006	2005	06 / 05
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,673.4	2,377.0	12.5
Premiums earned, net of ceded and retroceded reinsurance	1,710.6	1,484.5	15.2
Net claims incurred and variation in other technical provisions	(1,268.4)	(1,069.2)	18.6
Net operating expenses	(380.0)	(277.3)	37.0
Other technical income and expenses	(6.3)	(19.4)	(67.5)
TECHNICAL RESULT	**55.9**	**118.6**	**(52.9)**
Net financial and other non-technical income	182.8	84.4	116.6
Result of the Non-life business	**238.7**	**203.0**	**17.6**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	648.9	541.9	19.7
Premiums earned, net of ceded and retroceded reinsurance	581.8	487.5	19.3
Net claims incurred and variation in other technical provisions	(584.4)	(573.0)	2.0
Net operating expenses	(79.3)	(47.3)	67.7
Other technical income and expenses	(3.0)	(3.8)	(21.1)
TECHNICAL RESULT	**(84.9)**	**(136.6)**	**(37.8)**
Net financial and other non-technical income	119.5	170.5	(29.9)
Unrealised gains and losses in unit-linked investments	6.1	4.2	45.2
Result of the Life business	**40.7**	**38.1**	**6.8**
OTHER BUSINESS ACTIVITIES			
Operating income	104.3	120.3	(13.3)
Operating expenses	(94.9)	(124.2)	(23.6)
Other revenues and expenses	1.7	5.7	(70.2)
Result of the Other Business Activities	**11.1**	**1.8**	**516.7**
Result before tax and minority interests	**290.5**	**242.9**	**19.6**
Taxes	(79.3)	(65.8)	20.5
Result after tax	**211.2**	**177.1**	**19.3**

2. Consolidated results of CORPORACION MAPFRE (IFRS)

COMPANIES	€ million		% Variation
	2006	2005	06 / 05
Subsidiaries of MAPFRE-CAJA MADRID HOLDING			
MAPFRE VIDA	46.1	41.9	10.0
MAPFRE SEGUROS GENERALES	34.9	29.4	18.7
MAPFRE EMPRESAS	36.4	28.5	27.7
MAPFRE CAJA SALUD	4.5	3.8	18.4
Other subsidiaries of CORPORACION MAPFRE	0.0	0.0	0.0
MAPFRE AMERICA	23.5	21.3	10.3
MAPFRE RE	31.0	28.3	9.5
MAPFRE ASISTENCIA	2.3	2.3	0.0
TOTAL SUBSIDIARIES	**178.7**	**155.5**	**14.9**
Consolidation adjustments and other items	0.0	(3.7)	-
Result before tax and minority interests	**178.7**	**151.8**	**17.7**
Taxes	(56.3)	(45.4)	24.0
Result after tax	**122.4**	**106.4**	**15.0**
Result attributable to minority interests	(44.1)	(39.2)	12.5
Result attributable to CORPORACIÓN MAPFRE	**78.3**	**67.2**	**16.5**



CORPORACIÓN MAPFRE

European Embedded Value 2005



MAPFRE

Madrid, 27 April 2006





Analysis

Appendix and glossary








CORPORACIÓNMAPFRE

European Embedded Value 2005



MAPFRE



Madrid, 27 April 2006



Analysis
Appendix and glossary





European Embedded Value (EEV)[1]

- For the first time, MAPFRE has calculated the embedded value of its Life insurance and savings products business in accordance with "European Embedded Value Principles" or "EEVP".

- To facilitate the comparison, the 2004 embedded value was also restated in accordance with EEVP. That has led to an 8.2% increase over the figure calculated under the traditional methodology (+65.8% in the case of the value of new business).



- In 2005, the embedded value (before dividends and donations) and the value of new business grew 18.6% and 31%, respectively, over the restated figures for the previous year.

- The figures shown in the following pages have been revised and certified by Watson Wyatt, which also verified the compliance of the said figures with EEVP.

1) European Embedded Value, or "EEV", is the embedded value calculated in accordance with European Embedded Value Principles or "EEVP". EEVP were agreed upon by the CFOs of the multinational European insurers belonging to the "CFO Forum" in order to increase the comparability and transparency of the embedded value calculations carried out by insurance companies. The companies that are signatories to the EEVP have undertaken to adopt them from the 2005 embedded value figures



Main differences between EEV and traditional embedded value (EV)

- Greater level of comparability, being based on a set of minimum compulsory standards.
- Description of the covered business included in the valuation.
- Explicit recognition and measurement of the time value of the main financial options and guarantees (FOGs) embedded in Life insurance products.
- Margins calculated as a percentage of the present value of new business premiums.
- Significant increase of the degree of disclosure of the methodology and assumptions used and of the sensitivity analysis.





Components of EEV

- **ANAV**: adjusted net asset value.
- **PVIF**: value of the in-force business, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve.
- **TVFOGs**: time value of embedded financial options and guarantees.
- **CoC**: cost of capital.



EEV = ANAV + PVIF – TVFOGs – CoC



MAPFRE VIDA:
Reconciliation between EV and EEV - 2004

432.0
459.1
108.1
80.0
1,079.2
35.1
54.3
0.4
44.7
1.1
37.8
(85.2)
88.2
1,167.4
Lower cost of capital
Larger business value
ANAV
VIF: Life
VIF: Mutual Funds
VIF: Pension Funds
2004 Traditional EV
PVIF-CoC: Life
PVIF-CoC: Mutual Funds
PVIF-CoC: Pension Funds
TVFOGs
Change in embedded value from the adoption of EEVP
2004 EEV
Impact of the adoption of EEVP
EV = ANAV + VIF
EEV = ANAV + PVIF – TVFOGs - CoC
Million euros



MAPFRE VIDA:
Analisis of the main differences between EEV and traditional EV for 2004

EV	EEV
ANAV	ANAV
+ VIF	+ PVIF
	– TVFOGs
	– CoC
EV	EEV



Neutral items

- ANAV remains constant.

Positive items

- The calculation of PVIF entails two changes:
  - Lower discount rate: risk-free yield curve vs. 7.19% used in 2004
  - Lower investment returns as risk-free assets are projected

  The combined effect of both changes leads to a very significant increase in the Life protection, mutual funds and pension funds businesses, while the Life insurance savings business increases only slightly.

- The calculation of CoC entails the following changes:
  - Increase in the required capital from 100%, to 198% of the EU minimum calculated with a model based on that of Standard & Poor's.
  - Conceptual change: EEV only considers the cost of taxes on the returns earned on the assets backing the required capital, while EV also considers the opportunity cost between the return required from the business by shareholders (7.19% in 2004), and the actual return on such assets, net of tax (3.69% * [1 – 35%]).

  The impact of the latter is substantially larger than that of the former change.

Negative items

- EEV includes the cost of the time value of financial options and guarantees, which is not factored into EV.



MAPFRE VIDA:
EEV components and their variation in 2005



EEV 2004

	2004 ANAV	PVIF	CoC	TVFOGs	2004 EEV
Value	432.0	939.4	(118.8)	(85.2)	1,167.4

EEV 2005

	2005 ANAV	Changes in PVIF	Changes in CoC	Changes in TVFOGs	2005 EEV
Total	476.1	1,028.8	(116.1)	(74,8)	1,314.0
2004 value	432.0	939.4	(118.8)	(85.2)	
Change	44.1	89.4	2.7	10.4	

Million euros



MAPFRE VIDA:
2005 EEV[1]



	2004	2005	Var.	% Var.
Adjusted Net Asset Value	**432.0**	**476.1**	**44.1**	**10.2%**
Net PVIF[2]: Life Insurance[3]	**548.5**	**583.2**	**34.7**	**6.3%**
- PVIF	660.5	692.5	32.0	4.8%
- CoC[4]	(112.0)	(109.3)	2.7	-2.4%
Net PVIF[2]: Investment Funds	**153.2**	**172.9**	**19.7**	**12.9%**
- PVIF	155.7	175.2	19.5	12.5%
- CoC[4]	(2.5)	(2.3)	0.2	-8.0%
Net PVIF[2]: Pension Funds	**118.9**	**156.6**	**37.7**	**31.7%**
- PVIF	123.2	161.1	37.9	30.8%
- CoC[4]	(4.3)	(4.5)	(0.2)	4.7%
TVFOGs	**(85.2)**	**(74.8)**	**10.4**	**-12.2%**
EEV	**1,167.4**	**1,314.0**	**146.6**	**12.6%**
Required capital used to determine CoC [5]	**1,049.7**	**1,136.0**	**86.3**	**8.2%**

1) The European Embedded Value was calculated by Consultora MAPFRE VIDA and certified by Watson Wyatt. The certification letter is shown in the Appendix.
2) PVIF = Present Value of In-Force business calculated using a risk-free rate.
3) Includes the in-force values of the Life and accidental death insurance businesses.
4) The cost of maintaining a capital equal to the minimum required by the European Union was €60 million and €57.8 million as of 31/12/2004 and 31/12/2005, respectively.
5) The minimum capital required by the European Union was €530.1 million and €565.2 million as of 31/12/2004 and 31/12/2005, respectively.

Million euros



MAPFRE VIDA:
2005 Embedded Value Earnings

RoEV(1) = 18,6%
VALUE
ADDED
IN 2005
1,167.4
27.3
39.0
84.5
56.3
10.4
217.5
(70.9)
1,314.0
2004 EEV
Changes in assumptions
Expected return
Value added by new business
Experience variance from assumptions
Change in the TVFOGs
Dividends paid and other items(2)
2005 EEV
Million euros



1) Return on Embedded Value = Value added in the year / embedded value at the close of the previous year.
2) "Other" items include the donation to the MAPFRE VIDA Foundation.





MAPFRE VIDA:

Breakdown of 2005 embedded value earnings between ANAV and value of in-force business(1)

	Value in 2004	Changes in assumptions	Expected return	Value added by new business	Experience variance from assumptions	Change in the TVFOGs	Value added in 2005	Dividends paid and other items	Value in 2005	RoEV
Value of in-force business(1)	735.4	27.3	-100.9	133.9	31.8	10.4	102.5	—	837.9	12.5%
ANAV	432.0	—	139.9	-49.4	24.5	—	115.0	-70.9	476.1	26.6%
TOTAL	1,167.4	27.3	39.0	84.5	56.3	10.4	217.5	-70.9	1,314.0	18.6%



Million euros

1) PVIF - TVFOGs – CoC



MAPFRE VIDA:
Analysis of the main variations in EEV in 2005

- Assumptions:
  - Economic: the downwards shift and flattening of the yield curve have led to an increase in value through the adoption of a lower discount rate than in 2004, which had a positive impact that exceeded the negative impact from the reduction in investment yields.
  - Demographic/operating: increase in value from the improvement in mortality and lapse rates, net of a slight deterioration in expenses.



- Experience variance from assumptions:
  - Lapses and claims performed better than expected (+ €31.8 million).
  - Actual 2005 statutory profits larger than forecast (+ €13.6 million).
  - Actual 2005 corporate tax lower than anticipated (+ €10.9 million).



MAPFRE VIDA:
Value added by new business




2.6%
3.2%
64.3
84.5
+31%
2004
2005
Value added by new business
Margin over PVNBI (%)

Breakdown of value added by new business


2004
16%
31%
18%
35%
2005
18%
30%
14%
38%
Life insurance: agents channel
Life insurance: bank channel
Mutual Funds
Pension Funds

Million euros



MAPFRE VIDA:
Value added by new business

	PVNBI[1]			VNB[2]			VNB/PVNBI		
	2005 EEV	2004 EEV	2004 EV	**2005 EEV**	2004 EEV	2004 EV	**2005 EEV**	2004 EEV	2004 EV
Life insurance:	**1,651.7**	1,579.6	1,505.4	**57.6**	42.5	24.7	**3.5%**	2.7%	1.6%
- Agents channel	**817.7**	813.9	748.2	**25.4**	19.7	6.9	**3.1%**	2.4%	0.9%
- Bank channel	**834.0**	765.7	757.2	**32.2**	22.8	17.8	**3.9%**	3.0%	2.4%
Mutual Funds	**571.5**	495.4	495.4	**11.6**	11.3	8.0	**2.0%**	2.3%	1.6%
Pension Funds	**384.2**	372.8	339.6	**15.3**	10.5	6.2	**4.0%**	2.8%	1.8%
TOTAL	**2,607.4**	2,447.8	2,340.4	**84.5**	64.3	38.9	**3.2%**	2.6%	1.7%



1) Present Value of New Business Income.
2) Value added by new business.

Million euros



MAPFRE VIDA:
Sensitivity analysis of the value of in-force[1]



RESULTING VALUE
697.4
653.0
820.3
917.6
856.4
883.9
833.3
Base scenario: €837.9 MM
(140.5)
(184.9)
(17.6)
79.7
18.5
46.0
(4.6)
100bp increase in the discount rate at constant investment yields
100bp reduction in the yield on new investment at constant discount rates
10% decrease in equity and property values
Use of the minimum required solvency capital
10% decrease in maintenance expenses
10% decrease in the lapse rate
5% decrease in mortality and morbidity

Million euros

1) PVIF - TVFOGs – CoC





MAPFRE VIDA:
Sensitivity analysis of the value added by new business


RESULTING VALUE
66.4
69.9
84.5
90.7
87.6
95.1
86.9
Base scenario: €84.5 MM
(18.1)
(14.6)
0.0
6.2
3.1
10.6
2.4
100bp increase in the discount rate at constant investment yields
100bp reduction in the yield on new investment at constant discount rates
10% decrease in equity and property values
Use of the minimum required solvency capital
10% decrease in maintenance expenses
10% decrease in the lapse rate
5% decrease in mortality and morbidity



Million euros



Analysis

Appendix and glossary





Covered business

- The calculation of the consolidated embedded value of MAPFRE VIDA includes the following blocks of business:
  - Insurance business of the Life (including complementary) insurance and and accidental death insurance of MAPFRE VIDA, sold through the agents channel, both in Spain and in Portugal, and through the bank channel in Spain.
  - Mutual funds and pension funds businesses of MAPFRE INVERSIÓN S.V., S.A., MAPFRE INVERSIÓN DOS, S.G.I.I.C., S.A. and MAPFRE VIDA PENSIONES, E.G.F.P., S.A. de Seguros, S.A. ("MAPFRE INVERSIÓN Y PENSIONES").





Methodology

- The consolidated embedded value of the Life insurance, accidental death, mutual funds and pension funds businesses includes the adjusted net asset value and the value of in-force business, defined as follows:
  - Embedded value = Adjusted Net Asset Value + Value of the In-Force Business
  - Adjusted Net Asset Value (ANAV) = Shareholders' equity at market value, adjusted to obtain the economic value of capital
  - Value of the In-Force Business = PVIF – TVFOGs – CoC

- A bottom-up approach was followed to comply with EEVP, valuing separately each component of risk in the business.
- MAPFRE decided to calculate EEV under a bottom-up approach as it believes that this methodology provides the most transparent information about shareholder value, better quantifies the risk in each product, differentiating between in-force and new business, and is independent from the subjective choice of a set of financial return assumptions.

- **Adjusted Net Asset Value:**
  - The Adjusted Net Asset Value or "ANAV" is equal to shareholders' equity as defined under Spanish GAAP (PGC) adjusted for: unrealised gains or losses belonging to shareholders; committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital.

- **Present Value of In-force Business:**
  - The Present Value of In-force Business or "PVIF" is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.



Methodology (ctd.)



- **TVFOGs:**

  - Under EEVP, FOGs are defined as those features of the covered business that imply the existence of significant guarantees on the amount or the nature of the benefits payable to policyholders, or options to vary such benefits, which can be exercised at the discretion of the policyholder and whose potential value is driven by changes in financial variables.
  - The cost of FOGs is valued through the measurement of two different elements:
    - intrinsic value: the cost of FOGs under existing conditions at the valuation date.
    - time value: the increase in the cost of FOGs that can result from potential changes in policyholder's benefits that may occur throughout the life of the policy.
  - The intrinsic value of FOGs is already recognised implicitly in the calculation of the PVIF. It is therefore necessary to include the additional cost arising from the time value of FOGs (TVFOGs).
  - TVFOGs was calculated for the main FOGs in MAPFRE VIDA's life business. Specifically, the calculation focussed on the TVFOGs corresponding to the guaranteed interest rate in with-profits products.
  - The calculation of TVFOGs assumed the realisation of gains/losses on equity and property investments to:
    - minimise the impact of profit sharing on the Company's results; and
    - keep the asset mix close to its breakdown as at 31 December 2005.
  - TVFOGs is based on a 1,000 stochastic simulations of market-consistent assumptions and is equal to the difference between the value of in-force business calculated under a deterministic approach and the average value of the in-force business calculated stochastically.



Methodology (ctd.)

- **PVIF – TVFOG:**
  - The difference between these two components yields the "risk-neutral" value of the in-force business, which is equal to the value of said business adjusted for financial risks.



- **CoC:**
  - The Cost of Capital or "CoC" is equal to the difference between the amount of required capital and the present value of future releases, allowing for future investment return, of that capital. The CoC was quantified using an estimate of the risk-adjusted capital calculated with a model based on that of Standard & Poor's.
  - The CoC as defined above is equal to the tax payable on the returns earned on the assets backing such required capital.
  - It provides an indication of the cost of the required capital including the capital needed to cover financial and non-financial risks. Non-financial risks are not considered in any other part of the calculation of the EEV.



Methodology (ctd.)



- **With-profits business:**

  - MAPFRE's with-profits in-force business comprises products with the following features that are common in the Spanish insurance market:
    - A minimum return guarantee, ranging between 2.25% and 6% in the case of MAPFRE.
    - A profit-sharing mechanism defined as: X%*(Financial return – minimum guaranteed return – expense loadings) on the *average mathematical reserve*, which *cannot be negative* under any circumstance. X% varies by product, although it is equal to 90% in most cases. Financial returns and their volatility depend on the book returns of the assets backing the product and is subject to some degree of discretion by management, including, for instance, decisions on the realisation of gains/losses and on the asset mix.
  - The combination of a minimum return guarantee and a profit-sharing mechanism that cannot yield negative results generates asymmetric flows for shareholders and, as a consequence, a time value of FOGs.



Methodology (ctd.)

- **Look through EEVP:**

  - In order to assign correctly revenues and expenses to the businesses that generate them and measure the value of each block of business more consistently with its economic reality, the following adjustments were made:

    - Mutual funds (not linked to Life insurance) and pension fund businesses, as well as a part of the accidental death business, are sold through the distribution network of MAPFRE VIDA. The income statement of MAPFRE VIDA shows its total expenses with no adjustment for the service referred to above. The values of the aforementioned mutual funds, pension funds and accidental death businesses have been adjusted in order to include the expenses (other than commissions) incurred by the aforesaid MAPFRE VIDA distribution network in connection with the effort of selling the said businesses.

    - The assets of the Life insurance business are managed by MAPFRE INVERSIÓN Y PENSIONES. The income statement of MAPFRE INVERSIÓN Y PENSIONES shows its total expenses with no adjustment for the service referred to above. The value of the aforementioned Life insurance business has been adjusted in order to include the asset management expenses incurred by MAPFRE INVERSIÓN Y PENSIONES in said business.





Methodology (ctd.)



- **Value added by new business:**

  - In Life insurance, new business is defined as single, extraordinary and regular premiums written in the year, as well as extraordinary contributions to existing policies. In the mutual funds business, new business is defined as new contributions. In the pension funds business, new business is defined as single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.

  - The value added by new business is the value of in-force added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.



MAPFRE VIDA:
Assumptions



	2005 EEV		2004 EEV	
Discount rate	Euroswap zero-coupon curve as at 31/12/2005		Euroswap zero-coupon curve as at 31/12/2004	
	1 year	2.87%	1 year	2.37%
	5 years	3.22%	5 years	3.18%
	10 years	3.48%	10 years	3.83%
	15 years	3.69%	15 years	4.19%
	20 years	3.81%	20 years	4.42%
Financial returns				
- Existing assets	Book returns until maturity		Book returns until maturity	
- Reinvestment yield	Based on the euroswap zero-coupon curve as at 31/12/2005		Based on the euroswap zero-coupon curve as at 31/12/2004	
Maintenance expenses	– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation		– Based on internal analyses – Expressed in euros per policy – Indexed to a 2.5% inflation	
Fees and commissions	In line with the existing fee structure		In line with the existing fee structure	
Mortality, disability, surrenders and turnovers	Tables based on the company's own experience		Tables based on the company's own experience	
Cost of capital				
- Required capital	201% of the minimum solvency margin		198% of the minimum solvency margin	
- Yield on backing assets	Based on the euroswap zero-coupon curve as at 31/12/2005		Based on the euroswap zero-coupon curve as at 31/12/2004	
Tax rate	35%		35%	
Stochastic asset model	Market-consistent as at 31/12/2005 1,000 simulations		Market-consistent as at 31/12/2004 1,000 simulations	



MAPFRE VIDA:
IFRS adjustments and reconciliation to adjusted net asset value



Consolidated net assets for MAPFRE VIDA as at 31/12/05 (IFRS)	**612.4**
Net shadow accounting adjustments	-128.9
Other adjustments	-13.4
Consolidated net assets for MAPFRE VIDA as at 31/12/05 (PGC)	**470.1**
Unrealised gains	43.3
Donations and dividends	-14.5
Goodwill	-16.8
Acquisition costs net of taxes	-6.8
Other	0.8
Adjusted consolidated net assets for MAPFRE VIDA as at 31/12/05(1)	**476.1**

1) Amount used in embedded value calculations.

Million euros



Watson Wyatt certification letter

27 April 2006

The Directors
Corporación Mapfre, S.A.
Carretera de Pozuelo de Alarcón a Majadahonda, S/N
Edificio 3
28220 Majadahonda (Madrid)

Dear Sirs,

Review of the embedded value of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida



1 Corporación Mapfre, S.A. has appointed Watson Wyatt Worldwide ("Watson Wyatt") to review the calculation of the consolidated embedded value ("EV") as at 31 December 2005, of 100% of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") and its subsidiaries, Mapfre Inversión Dos, S.G.I.I.C., S.A., and Mapfre Vida Pensiones, E.G.F.P., S.A. de Seguros, S.A., carried out by Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida"). The EV results have been prepared to comply with the European Embedded Value Principles and Guidance issued by the CFO Forum in May 2004 (the "EEV Principles").

Scope of the review

2 The scope of our work was to review:

- The methodology used to calculate the value of in-force business. This included checking sample policies, applying reasonableness checks to product level projections and reviewing the validation of the modelling against the draft accounts and liability schedules;
- The bases and assumptions used to calculate the value of in-force business. In addition, sample checks that the assumptions have been applied correctly and reasonableness tests have been carried out, including reasonableness checks on the results of the sensitivities of the EV and value of new business to changes in assumptions;
- The methodology used to analyse the change in value of in-force business over the year including the split of embedded value earnings into its various components.

3 For the purpose of carrying out our work, we have been provided with calculations carried out by Consultora Mapfre Vida and with supporting data. The assumptions on which the calculations have been based have been discussed with Consultora Mapfre Vida and are based upon information provided by them. We have relied upon the accuracy of this supporting information without verification, although we have reviewed it for reasonableness and consistency.

4 Our work and this letter are subject to the reliances and limitations contained in paragraphs 14 to 18 of this letter. The work is based on information received up to and including 21 April 2006.



EV at 31 December 2005

5 On the assumptions made, the consolidated embedded value of 100% of the life insurance, accidental death, mutual fund and pension fund business of Mapfre Vida and its subsidiaries as at 31 December 2005 was calculated by Consultora Mapfre Vida to be:

Table 1: Consolidated embedded value as at 31 December 2004 and 2005 (thousand euros)

	2004	2005
Adjusted net assets	431,994	476,135
Value of in-force business	735,388	837,894
Embedded value	**1,167,382**	**1,314,029**

6 The values shown in Table 1 assume taxation on future statutory profits of 35%, and are net of the cost of holding a level of capital equal to 201% of the minimum legal requirement in 2005 and 198% in 2004.

7 The adjusted net assets shown in Table 1 are equal to the consolidated statutory net assets of Mapfre Vida and its subsidiaries, adjusted by taking into account the market value of assets and by deducting unamortised acquisition expenses, goodwill, donations and dividends not considered in the statutory net assets, all after tax.

Embedded value earnings in 2005

8 Embedded value earnings are defined as the change in embedded value during the year, including dividends paid, and provide a measure of the economic performance during the year.

9 Table 2 shows the embedded value earnings of Mapfre Vida and its subsidiaries in 2005.

Table 2: Embedded value earnings in 2005 (thousand euros)

	2005
Change in embedded value	146,647
Dividends paid and donations	70,860
Embedded value earnings	**217,507**

10 The embedded value earnings shown in Table 2 above was analyzed as follows:

Table 3: Analysis of embedded value earnings in 2005 (thousand euros)

	2005
Changes in assumptions	27,209
Expected return	38,998
Value added by new business	84,528
Experience variance from assumptions	56,350
Changes in the TVFOGs	10,420
Embedded value earnings	**217,507**

Assumptions

11 The principal assumptions used in the calculation of the embedded values are set out below:

- New money pre-tax investment returns, before investment expenses, have been based on Euroswap yields at the valuation date without any investment spreads. Book investment returns on existing assets continue to apply until assets reach their maturity or are sold.

2

Watson Wyatt Worldwide



Watson Wyatt certification letter (ctd.)

- The cost of capital has been calculated assuming that the level of capital held is equal to 201% of the minimum legal requirement in 2005 and 198% in 2004, and that the assets backing the required capital earn pre-tax investment returns based on Euroswap yields at the valuation date without any investment spreads.
- To derive the expense assumptions used in the 2005 calculation, actual management expenses in 2005 assigned to the life insurance, accidental death, mutual fund and pension fund business, with the exception of non-recurrent expenses, have been fully allocated to different product lines and, within each line, between expenses related to the acquisition of new business and those related to the maintenance of in-force business. The expense assumptions used in the 2004 calculation were derived in the same manner, using 2004 actual management expenses.
- Maintenance expenses, expressed in euros per policy, have been assumed to increase at 2.5% per annum in the 2004 and 2005 embedded value calculations.
- Salesforce commissions have been assumed to continue in the future at the scales existing at each respective valuation date.
- Life policyholder profit participation rates and product charges, as well as mutual fund and pension fund commission rates, have been assumed to continue in the future at the levels existing at each respective valuation date.
- Mortality, lapse and other discontinuance assumptions have been based on internal studies of recent operating experience and, where appropriate, on industry experience.
- It has been assumed that there will be no change in the methods and bases used to calculate technical reserves and surrender values, except for the future strengthening of the group and individual annuity and endowment mathematical reserves required to satisfy Spanish regulations.

Sensitivities

12 Consultora Mapfre Vida has prepared calculations of the sensitivity of the value of in-force business and new business contribution to various changes in assumptions. The results are summarised in Table 4.

Table 4: Summary of sensitivities (thousand euros)

	Change in the value of in-force business	Change in new business contribution
100bp increase in the risk discount rate	(140,486)	(18,117)
100bp reduction in interest rates	(184,912)	(14,552)
10% decrease in equity and property values	(17,564)	0
Use of the minimum required solvency capital	79,715	6,181
10% decrease in expenses	18,512	3,075
10% decrease in the lapse rate	45,973	10,594
5% decrease in mortality and morbidity	(4,646)	2,382

3

Watson Wyatt Worldwide

Conclusions

13 In our opinion:

a. The methodology adopted to determine the value of in-force business complies with the EEV Principles;

b. The assumptions made in the determination of the value of in-force business comply with the EEV Principles; and

c. The presentation of the movement in the value of in-force business and the sensitivities of the value of in-force business and the new business contribution is reasonable based on Principle 12 of the EEV Principles.

Reliances and limitations

14 In carrying out our review we have relied without independent verification upon the accuracy and completeness of the data and information provided to us, both in written and oral form, by Consultora Mapre Vida and Mapfre Vida and its subsidiaries.

15 Reliance has been placed upon, but not limited to, information regarding historic annual reports and accounts, life insurance and mutual and pension fund product characteristics and charges, asset allocations by product line, asset values, expense analyses, salesforce commission scales, internal claim and discontinuance studies, levels of in-force premiums, number of policies, technical reserves, mutual and pension funds by product, terms of reinsurance agreements, and electronic policy data bases.

16 We have not attempted to assess the suitability, quality or value of the assets of Mapfre Vida and its subsidiaries or to provide any warranty as to the adequacy of the technical reserves. We have also not investigated any claims against Mapfre Vida or its subsidiaries other than those made by policyholders or fund participants under the normal terms of insurance, mutual fund or pension fund business. In particular, no account has been taken of liabilities in respect of pension entitlements, service contracts, leases and breaches of legislation, regulatory rules or guidance.

17 Assumptions are made about future experience, including economic and investment experience, tax, expenses, lapse rates, mortality and reinsurance. These assumptions have been made on the basis of reasonable estimates. However, actual future experience is likely to differ from these assumptions, due to random fluctuations, changes in the operating environment and other factors. Such variations in experience could have a significant effect on the results and conclusions of this letter. No warranty is given by Watson Wyatt that the assumptions made in this letter will be reflected in actual experience.

4

Watson Wyatt Worldwide



Watson Wyatt certification letter (ctd.)

18 The calculation carried out by Consultora Mapfre Vida does not consider possible financial implications arising from the introduction of new regulatory reporting requirements which may, for example, increase the level of capital support required to sustain the business or constrain the way in which the assets are invested.

Yours sincerely



Julio Koch



Felipe Gómez Rojas



5


Watson Wyatt
Worldwide



Glossary

- The **Embedded Value** (referred to also as **"EV"** or **"traditional EV"**) is an actuarial estimate of the economic value of the life insurance, accidental death insurance, pensions and mutual fund businesses, excluding any value attributable to future new business. The embedded value is defined as the sum of the adjusted net asset value, measuring assets at market value, ("ANAV") and the traditional present value of in-force business ("VIF").

- The **European Embedded Value** or **"EEV"** is the embedded value obtained calculated in accordance with "European Embedded Value Principles". EEV is equal to: ANAV + PVIF – TVFOGs – CoC.

- The **European Embedded Value Principles** or **"EEVP"** are the principles that establish the methodology that must be applied in order to calculate the European Embedded Value. The EEVP were agreed upon by the CFOs of the multinational European insurers belonging to the "CFO Forum" in order to increase the comparability and transparency of the embedded value calculations carried out by insurance companies. The document that contains the EEVP can be obtained at the following Internet address: www.cfoforum.nl.



- The **Adjusted Net Asset Value** or **"ANAV"** is equal to shareholders' equity as defined under Spanish GAAP (PGC) adjusted for: unrealised gains or losses belonging to shareholders; committed donations and dividends; goodwill; deferred expenses; and any other item needed to calculate the economic capital.

- The **Traditional Present Value of In-force Business** or **"VIF"** is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after corporate tax and after deducting the cost of holding a solvency margin equal to 100% of the minimum legal requirement.

- The **Present Value of In-force Business** or **"PVIF"** is determined as the present value of future statutory profits which are expected to be generated from the existing business in force at the valuation date, after tax, calculated on the basis of risk-free investment returns and discounted using the risk-free yield curve. PVIF includes the intrinsic value of financial options and guarantees granted to the insured.



Glossary

- The **Value added by New Business** or **"VNB"** is the value of in-force added by new business in the period, net of acquisition expenses, TVFOGs and CoC, valued at year-end using the assumptions applicable at that point in time.

- The **Cost of Capital** or **"CoC"** is equal to the difference between the amount of required capital and the present value of future releases, allowing for future investment return, of that capital. The CoC was quantified using an estimate of the risk-adjusted capital calculated with a model based on that of Standard & Poor's.

- **Financial Options and Guarantees** or **"FOGs"** are those features of the covered business that imply the existence of significant guarantees on the amount or the nature of the benefits payable to policyholders, or options to vary such benefits, which can be exercised at the discretion of the policyholder and whose potential value is driven by changes in financial variables.



- The **Value of an Option** is composed by two elements: the **Intrinsic Value** and the **Time Value**. In the case of a call option, the intrinsic value is equal to the difference between the price of the underlying asset and the strike price of the option (in the case of a put option the order of the difference is inverted). The intrinsic value cannot be less than zero. The time value is equal to the difference between the total value and the intrinsic value and it is ascribed to the potential for benefits under the option to increase in value prior to expiry.

- **Embedded value earnings** are defined as the change in embedded value during the period, including dividends paid and excluding capital injections, and provide a measure of the economic performance during the year.



Glossary

- **Changes in Assumptions** are changes in the future experience assumed in the calculation of the present value of in-force business, including economic, expense, lapse, and mortality assumptions.

- The **Expected Return on the Beginning of the Year Embedded Value** is equal to the actual after-tax investment return on the beginning-of-the-year adjusted net asset value less the cost of capital, plus the return, at the discount rate, on the beginning-of-the-year value of the in-force business and capital.

- **Experience Variance from Assumptions** arise from the variance between the actual experience during the year and the assumed experience used to calculate the beginning-of-the-year embedded value.



- The **Return on Embedded Value** or **"RoEV"** is obtained by dividing the value added in the year by the embedded value at the close of the previous year.

- **New Business** is defined as: in the case of Life insurance, single, extraordinary and regular premiums from policies written in the year, as well as extraordinary contributions to existing policies; in the case of Mutual Funds, new contributions; in the case of Pension Funds, single, extraordinary and regular contributions from new participants, as well as extraordinary contributions from existing participants.

- The **Present Value of New Business Income** or **"PVNBI"** corresponds to: in the case of Life insurance, the present value of received and expected premiums from new business; in the case of Mutual Funds, contributions received in the year; and in the case of Pension Funds, contributions received in the year and expected from new business.



Warning



This document has merely informative character. Their content doesn't constitute offer or invitation to hire neither it links in way some to the entity radio station. The relative information to the plans of the society, their evolution, their results and their dividends constitute simple forecasts whose formulation doesn't suppose guarantee with regard to the future performance of the entity or the attainment of the objectives or of the dear benefits. The addressees of this information should keep in mind that, in the elaboration of these forecasts, hypothesis and estimates are used with regard to which a high grade of uncertainty exists, and that multiple factors that can determine that the future results differ significantly of those foreseen converge. Among these factors, they deserve to be outstanding the following ones: evolution of the market insurer and of the economic general situation in the countries in those that it operates the entity; modifications of the legal mark; changes in the monetary politics; circumstances that can affect to the competitiveness of the products and services insurers; changes in the tendencies in those that the charts of mortality and morbilidad are based that affect to the activity insurance company in the fields of life and health; frequency and graveness of the catastrophes covering object, so much in the environment of the activity reaseguradora and of the general insurance as in the one of those of life; fluctuation of the types of interest and of the exchange rates; risks associated to the use of derived products; effect of future acquisitions.

MAPFRE doesn't commit to upgrade or to revise the content of this document periodically.






CORPORACIÓNMAPFRE

First quarter 2006 results



MAPFRE



Madrid, 27 April 2006







Executive summary

- During the first quarter of 2006, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively:
  - direct insurance and accepted reinsurance premiums grew 14.0% in Non-life and 12.1% in Life insurance;
  - third-party funds under management increased 7.5%;
  - reinsurance premiums accepted by MAPFRE RE went up by 16.7%.
- The net consolidated profit increased 16.5% with respect to the same period of the previous year, reaching €78.3 million.





Key operating figures

- The development of the key operating figures of CORPORACIÓN MAPFRE and its main business units is shown in the following table:



	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 3M 06	Combined ratio [1] 3M 05
CORPORACIÓN MAPFRE	**3,038.6**	12.7%	**78.3**	16.5%	**96.3%**	94.3%
LIFE AND SAVINGS	**778.0**	6.7%	**30.4**	10.1%	**0.9%**	0.9%
GENERAL INSURANCE	**505.7**	7.8%	**23.5**	18.7%	**94.8%**	92.4%
COMMERCIAL INSUR.	**398.8**	6.7%	**23.8**	29.3%	**81.5%**	81.3%
HEALTH	**396.3**	11.1%	**2.7**	17.4%	**95.9%**	97.5%
AMÉRICA	**565.2**	44.3%	**19.7**	20.1%	**103.5%**	102.0%
RE	**404.9**	17.1%	**20.6**	5.6%	**94.0%**	93.3%
ASISTENCIA	**99.8**	43.8%	**1.6**	23.1%	**94.1%**	94.1%

1) The figures of the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio as a percentage of average third-party funds under management. Annualised ratio.

Million euros



Key figures



	3M 06	3M 05	% 06/05
Non-Life gross written and accepted premiums	**2,024.0**	1,774.9	14.0%
Life gross written and accepted premiums	**548.9**	489.5	12.1%
Total gross written and accepted premiums	**2,572.9**	2,264.4	13.6%
Net income, group share	**78.3**	67.2	16.5%
Total assets	**27,988.4**	25,239.3	10.9%
Managed savings (1)	**19,102.4**	17,769.7	7.5%
Shareholders' equity	**2,203.4**	1,933.2	14.0%
Financial debt	**582.9**	374.2	55.8%
Market capitalisation	**4,015.9**	2,838.1	41.5%
Shares	**238,900,706**	238,900,706	---
Earnings per share	**0.33**	0.28	16.4%
Employees	**19,652**	14,097	39.4%
N/L Loss ratio (2)	**68.6%**	69.7%	
N/L Expense ratio (2)	**27.7%**	24.6%	
N/L Combined ratio (2)	**96.3%**	94.3%	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries.
2) Ratios calculated as a percentage of net premiums earned.

Million euros








CORPORACIÓNMAPFRE

CORPORACIÓN MAPFRE:
Net consolidated revenues

	Written and accepted premiums			Income from Investments			Other income			Total Revenues		
	3M 06	3M 05	% Var.	**3M 06**	3M 05	% Var.	**3M 06**	3M 05	% Var.	**3M 06**	3M 05	% Var.
LIFE AND SAVINGS	**525.9**	486.6	8.1%	**228.7**	222.8	2.6%	**23.4**	19.6	19.4%	**778.0**	729.0	6.7%
GENERAL INSURANCE	**476.3**	445.4	6.9%	**21.6**	13.8	56.5%	**7.8**	9.8	-20.4%	**505.7**	469.0	7.8%
COMMERCIAL INSURANCE	**371.7**	358.3	3.7%	**18.1**	11.6	56.0%	**9.0**	4.0	125.0%	**398.8**	373.9	6.7%
HEALTH	**390.6**	354.1	10.3%	**3.1**	2.3	34.8%	**2.6**	0.3	---	**396.3**	356.7	11.1%
Holding (non consolidated)	---	---	---	**11.5**	37.7	-69.5%	**0.0**		---	**11.5**	37.7	-69.5%
Consolidation adjustments	**-0.1**	-3.5	---	**-14.1**	-43.4	-67.5%	**-3.5**	-4.9	-28.6%	**-17.7**	-51.8	-65.8%
MAPFRE-CAJA MADRID	**1,764.4**	1,640.9	7.5%	**268.9**	244.8	9.8%	**39.3**	28.8	36.5%	**2,072.6**	1,914.5	8.3%
INMUEBLES	---	---	---	---	---	---	**7.0**	7.7	-9.1%	**7.0**	7.7	-9.1%
QUAVITAE	---	---	---	---	---	---	**23.6**	16.7	41.3%	**23.6**	16.7	41.3%
Domestic Business	**1,764.4**	1,640.9	7.5%	**268.9**	244.8	9.8%	**69.9**	53.2	31.4%	**2,103.2**	1,938.9	8.5%
AMERICA	**517.9**	360.9	43.5%	**43.6**	25.0	74.4%	**3.7**	5.9	-37.3%	**565.2**	391.8	44.3%
RE	**368.4**	315.7	16.7%	**36.4**	29.5	23.4%	**0.1**	0.5	-80.0%	**404.9**	345.7	17.1%
ASISTENCIA	**71.9**	55.0	30.7%	**0.9**	2.0	-55.0%	**27.0**	12.4	117.7%	**99.8**	69.4	43.8%
MAPFRE INSULAR	**5.5**	3.0	83.3%	**0.3**	0.3		**0.2**		---	**6.0**	3.3	81.8%
Consolidation adjustments	**-155.2**	-111.1	39.7%	---	---	---	---	---	---	**-155.2**	-111.1	39.7%
International Business	**808.5**	623.5	29.7%	**81.2**	56.8	43.0%	**31.0**	18.8	64.9%	**920.7**	699.1	31.7%
Holding (non consolidated)	---	---	---	**32.0**	44.8	-28.6%	**0.3**	0.4	-25.0%	**32.3**	45.2	-28.5%
Consolidation adjustments	---	---	---	**-19.4**	-38.3	-49.3%	**1.8**	51.4	---	**-17.6**	13.2	---
CORPORACIÓN MAPFRE	**2,572.9**	2,264.4	13.6%	**362.7**	308.1	17.7%	**103.0**	123.8	-16.8%	**3,038.6**	2,696.3	12.7%



Million euros



CORPORACIÓN MAPFRE:
Breakdown of premiums in Spain by distribution channel



	3M 06	3M 05	% 06/05
AGENTS CHANNEL	**1,482.0**	**1,376.0**	**7.7%**
LIFE	311.1	272.3	14.2%
GENERAL INSURANCE	437.1	418.0	4.6%
COMMERCIAL INSURANCE	364.0	350.1	4.0%
HEALTH	369.8	335.6	10.2%
CAJA MADRID BANK CHANNEL	**282.5**	**268.4**	**5.3%**
LIFE	214.8	214.3	0.2%
GENERAL INSURANCE	39.2	27.4	43.1%
COMMERCIAL INSURANCE	7.7	8.2	-6.1%
HEALTH	20.8	18.5	12.4%
Consolidation adjustments	-0.1	-3.5	---
TOTAL PREMIUMS SPAIN	**1,764.4**	**1,640.9**	**7.5%**

Million euros



CORPORACIÓN MAPFRE:
Consolidated income statement

	3M 06	3M 05	% Var.
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,024.0	1,774.9	14.0%
Premiums earned, net of ceded and retroceded reinsurance	1,107.2	926.0	19.6%
Net claims incurred and variation in other technical provisions	-759.3	-645.5	17.6%
Operating expenses, net of reinsurance	-291.8	-212.0	37.6%
Other technical income and expenses	-14.9	-15.4	-3.2%
TECHNICAL RESULT	41.2	53.1	-22.4%
Net financial income	86.2	53.3	61.7%
Other non-technical income and expenses	3.2	7.0	-54.3%
Result of the Non-life business	**130.6**	**113.5**	**15.1%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	548.9	489.5	12.1%
Premiums earned, net of ceded and retroceded reinsurance	491.9	443.0	11.0%
Net claims incurred and variation in other technical provisions	-529.4	-535.3	-1.1%
Operating expenses, net of reinsurance	-41.2	-36.0	14.4%
Other technical income and expenses	-3.1	-3.7	-16.2%
TECHNICAL RESULT	-81.8	-132.0	-38.0%
Net financial income	112.6	165.0	-31.8%
Unrealised gains and losses in Unit-Linked investments	8.4	4.2	100.0%
Other non-technical income and expenses	-0.7	0.6	---
Result of the Life business	**38.5**	**37.6**	**2.4%**
OTHER BUSINESS ACTIVITIES			
Operating income	81.4	108.3	-24.8%
Operating expenses	-73.7	-113.1	-34.8%
Net financial income	-0.2	3.5	-105.7%
Results from minority shareholdings	2.0	1.9	5.3%
Other net income	0.1	0.2	-50.0%
Result of the Other Business Activities	**9.6**	**0.7**	**---**
Result before tax and minority shareholders	**178.7**	**151.8**	**17.7%**
Taxes	-56.3	-45.4	24.0%
Result after tax	**122.4**	**106.4**	**15.0%**
Result attributable to minority shareholders	-44.1	-39.2	12.5%
Result after tax and minority shareholders	**78.3**	**67.2**	**16.5%**
Non-life loss ratio (1)	68.6%	69.7%	
Non-life expense ratio (1)	27.7%	24.6%	
Non-life combined ratio (1)	96.3%	94.3%	
Life expense ratio (2)	1.1%	1.1%	

1) Ratios calculated over net premiums earned
2) Net operating expenses/average third-party funds under management. Annualised ratio.

Million euros





CORPORACIÓN MAPFRE

CORPORACIÓN MAPFRE:
Profit breakdown by units and companies – March 2005

	Net Result	Minority interests	Consolidation adjustments	**Contribution to consolidated result 3M06**	Contribution to consolidated result 3M 05
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	30.4	-14.9	—	**15.5**	14.3
GENERAL INSURANCE	23.5	-11.5	—	**12.0**	10.1
COMMERCIAL INSURANCE	23.8	-11.6	—	**12.1**	10.7
MAPFRE CAJA SALUD	2.7	-1.3	—	**1.4**	1.2
Individual result and consolidation adjustments				**-0.6**	-1.5
MAPFRE-CAJA MADRID HOLDING				**40.5**	34.9
OTHER ACTIVITIES					
MAPFRE INMUEBLES		—	—		0.1
MAPFRE QUAVITAE	-0.2	—	—	**-0.2**	-0.1
COMPANIES OPERATING PRIMARILY IN SPAIN	80.2	-39.4	—	**40.3**	34.9
MAPFRE AMÉRICA	19.7	-2.5	—	**17.3**	13.9
MAPFRE RE	20.6	-2.5	—	**18.1**	17.1
ASSISTANCE OPERATING UNIT	1.6	—	—	**1.6**	1.3
MAPFRE INSULAR	0.4	-0.1	—	**0.3**	0.4
COMPANIES OPERATING PRIMARILY ABROAD	42.3	-5.1	—	**37.3**	32.7
Other companies and consolidation adjustments				**0.8**	-0.4
CORPORACIÓN MAPFRE				**78.3**	67.2

Million euros



CORPORACIÓN MAPFRE:
Changes in equity



Equity as at 31.12.05	Distribution of previous year's result	Additions and deductions accounted for directly in equity(1)	Quarterly result	Other positive/negative items	Equity as at 31.03.06
3,161.3	(13.2)	(90.8)	122.4	(0.6)	3,179.1

Million euros

1) Includes, net of tax, the results from: changes in the fair value of investments available for sale; cash flow hedges; translation adjustments; other items.



LIFE INSURANCE OPERATING UNIT[1]

- The net inflow into third-party funds under management exceeded the figure for the same period of the previous year, due to an increase in the volume of Life insurance written and larger sales of mutual funds (new guaranteed products).



- The rise in interest rates has limited the growth in technical reserves due to the impact of IFRS adjustments ('shadow accounting'). Such rise has also caused a decrease in financial income.

	3M 06	3M 05	% 06/05
Technical Reserves PGC/PCEA	**13,115.5**	12,347.4	6.2%
IFRS adjustments	**1,320.3**	1,504.4	-12.2%
Technical Reserves IFRS	**14,435.8**	13,851.8	4.2%
Investment Funds	**3,297.7**	2,882.1	14.4%
Pension Funds	**1,306.8**	1,111.4	17.6%
Third-party funds under management	**19,040.3**	17,845.3	6.7%
Premiums written and accepted	**525.9**	486.6	8.1%
Gross Result[2]	**46.1**	41.9	10.0%
Net Result	**30.4**	27.6	10.1%
Equity	**605.6**	542.6	11.6%
Expense Ratio[3]	**0.9%**	0.9%	

1) The figures for the first quarter of the previous year include the Life insurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.
2) Before taxes and minority interests.
3) Net operating expenses/average third-party funds under management. Annualised ratio.

Million euros



LIFE INSURANCE OPERATING UNIT: Premiums breakdown

- The development of premiums in the first quarter of the year was characterised by:
  - the winning of a larger volume of group savings business;
  - sustained growth in retail protection products.



	3M 06	3M 05	% 06/05
Regular Premiums	**108.4**	**104.2**	**4.0%**
- Agents channel	100.7	98.2	2.5%
- Bank channel	7.7	6.0	28.3%
Single Premiums	**310.3**	**283.6**	**9.4%**
- Agents channel	132.9	98.9	34.4%
- Bank channel	177.4	184.7	-3.9%
Life premiums - Savings	**418.7**	**387.8**	**8.0%**
Externalisation	---	---	---
- Agents channel	---	---	---
- Bank channel	---	---	---
Sub-total	**418.7**	**387.8**	**8.0%**
Life Premiums - Protection	**107.2**	**98.8**	**8.5%**
- Agents channel	77.5	75.2	3.1%
- Bank channel	29.7	23.6	25.8%
TOTAL PREMIUMS	**525.9**	**486.6**	**8.1%**
- Agents channel	311.1	272.3	14.2%
- Bank channel	214.8	214.3	0.2%

Million euros



LIFE INSURANCE OPERATING UNIT:
Breakdown of funds under management(1)



	3M 06	3M 05	% 06/05
Regular premiums insurance	**4,427.0**	4,184.5	5.8%
- Agents channel	**4,076.2**	3,871.2	5.3%
- Bank channel	**350.8**	313.3	12.0%
Single premiums insurance	**9,539.0**	9,248.9	3.1%
- Agents channel	**4,849.8**	4,816.8	0.7%
- Bank channel	**4,689.2**	4,432.1	5.8%
Life insurance - Protection	**165.8**	129.1	28.4%
- Agents channel	**36.1**	31.9	13.0%
- Bank channel	**129.7**	97.2	33.4%
Total mathematical reserves	**14,131.7**	13,562.5	4.2%
Other reserves	**304.1**	289.3	5.1%
TECHNICAL RESERVES	**14,435.8**	13,851.8	4.2%
MUTUAL FUNDS	**3,297.7**	2,882.1	14.4%
PENSION FUNDS	**1,306.8**	1,111.4	17.6%
- Individual system	**1,155.9**	977.3	18.3%
- Employers' system	**150.9**	134.1	12.5%
SAVINGS MANAGED	**19,040.3**	17,845.3	6.7%

1) The figures for the first quarter of the previous year include the Life insurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

Million euros



LIFE INSURANCE OPERATING UNIT: Variation in funds under management[1]



	3M 06	3M 05
Technical reserves	**-285.2**	**368.9**
> Variation under PGC/PGEA [2]	223.8	188.8
Mutual funds	**200.6**	**234.0**
> Net sales	66.5	0.6
Pension funds	**19.4**	**8.2**
> Net sales	0.6	1.9

Million euros

The figures for the first quarter of the previous year include the Life insurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

1) Excluding shareholders' equity.
2) Variation in technical reserves for each fiscal year calculated in accordance with PGC/PCEA.



GENERAL INSURANCE OPERATING UNIT

- The increase in net profit reflects:
  - larger volumes in the main business lines, despite a decrease in the Motor business (Canary islands);
  - low growth in Burial insurance, as annual policies' cancellations concentrate in the first quarter of the year;
  - larger financial income;
  - an increase in the expense ratio due to higher retention and to a lower accrual of acquisition expenses, whose effect will decrease in the remainder of the year.



- The payment of an extraordinary dividend in 2005 explains the decrease in equity.

- General insurance premiums written through CAJA MADRID grew 43,1% with respect to the same period of the previous year.

	3M 06	3M 05	%06/05
Premiums written and accepted	**476.3**	445.4	6.9%
- Burial	**198.1**	192.4	3.0%
- Other business lines	**278.2**	253.0	10.0%
Gross Result [1]	**34.9**	29.4	18.7%
Net result	**23.5**	19.8	18.7%
Equity	**302.3**	323.1	-6.4%
Loss Ratio, Non-Life [2]	**67.6%**	67.4%	
Expense Ratio, Non-Life [2]	**27.2%**	25.0%	
Combined Ratio, Non-Life [2]	**94.8%**	92.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros



COMMERCIAL INSURANCE OPERATING UNIT(1)



- The result of the Unit reflects:
  - low premiums growth, in spite of the winning of new business, due to strong competition in Large Risks and in Credit insurance in Spain;
  - a reduction in the loss ratio, due to fewer large claims;
  - a higher expense ratio, due to a larger weight of the business sold through brokers;
  - an increase in financial income, which includes realisation gains of €3.5 million.

	3M 06	3M 05	% 06/05
Premiums written and accepted	**371.7**	358.3	3.7%
- Industrial business	**164.8**	157.0	5.0%
- Large Risks business	**161.4**	157.7	2.3%
- Credit and Surety business	**45.5**	43.6	4.4%
Gross result(2)	**36.4**	28.5	27.7%
Net result	**23.8**	18.4	29.3%
Equity	**282.7**	268.5	5.3%
Loss Ratio, Non-Life(3)	**68.9%**	69.6%	
Expense Ratio, Non-Life(3)(4)	**12.6%**	11.7%	
Combined Ratio, Non-Life(3)	**81.5%**	81.3%	

1) The figures for the first quarter of the previous year do *not* include the Life insurance business, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

Million euros



MAPFRE CAJA SALUD

- The increase in net profit is the result of:
  - premium growth, which came primarily from the Retail Health Assistance business line;
  - lower claims and expense ratios, following the implementation of new risk selection, claims control and medical expenses containment systems.

	3M 06	3M 05	% 05/04
Premiums written and accepted	**390.6**	354.1	10.3%
- Agents network[1]	**369.8**	335.6	10.2%
- Bank network	**20.8**	18.5	12.4%
Gross result [2]	**4.5**	3.8	18.4%
Net result	**2.7**	2.3	17.4%
Equity	**108.5**	96.9	12.0%
Loss Ratio, Non-Life [3]	**80.6%**	81.2%	
Expense Ratio, Non-Life [3]	**15.3%**	16.3%	
Combined Ratio, Non-Life [3]	**95.9%**	97.5%	



1) Including brokers.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

Million euros



MAPFRE AMÉRICA

- The significant increase in the net result of MAPFRE AMÉRICA reflects the following factors:
  - strong premiums growth, particularly in Argentina, Brazil and Mexico;
  - slight increases in the loss ratio, mainly in the Motor business in Mexico, and in the expense ratio, due to the expansion of the distribution network;
  - larger financial income;
  - the favourable development of exchange rates;
  - a lower tax rate and the share of minority interests in the initial losses of two recently created companies: MAPFRE NOSSA CAIXA and MAPFRE DOMINICANA.



- 46 new offices were opened during the first three months of the year, 18 of which are direct.

	3M 06	3M 05	% 06/05
Premiums written and accepted	**517.9**	360.9	43.5%
Gross result (1)	**23.5**	21.3	10.3%
Net result	**19.7**	16.4	20.1%
Equity	**798.3**	572.6	39.4%
Loss Ratio, Non-Life (2)	**68.4%**	67.6%	
Expense Ratio, Non-Life (2)	**35.1%**	34.4%	
Combined Ratio, Non-Life (2)	**103.5%**	102.0%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros



MAPFRE AMÉRICA:
Premiums and results by country



	PREMIUMS			RESULTS [1]		
COMPANY	**3M 06**	3M 05	% 06/05	**3M 06**	3M 05	% 06/05
VENEZUELA	**85.6**	73.2	16.9%	**7.8**	6.1	27.9%
PUERTO RICO	**61.1**	51.8	17.9%	**6.4**	6.4	---
MEXICO	**75.6**	56.4	34.0%	**3.5**	6.2	-43.5%
BRAZIL[2]	**154.3**	78.1	97.6%	**3.5**	2.7	29.6%
ARGENTINA	**73.1**	48.0	52.3%	**1.6**	1.8	-11.1%
OTHER COUNTRIES[3]	**68.2**	53.4	27.8%	**0.2**	1.8	-90.6%
Consolidation adjustments	---	---	---	0.5	-3.7	---
MAPFRE AMÉRICA	**517.9**	360.9	43.5%	**23.5**	21.3	10.3%

1) Before taxes and minority interests.
2) Figures for Brazil include the following data on MAPFRE NOSSA CAIXA: premiums: €12.2 million; result before taxes and minority interests: - €0.7 million.
3) Includes Chile, Colombia, Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.

Million euros



MAPFRE AMÉRICA:
Key facts of the first quarter of 2006 by country

- MAPFRE VERA CRUZ (Brazil), recorded a significant increase in premiums, thanks to sustained growth across most business lines, due primarily to the expansion of its distribution network.

- MAPFRE NOSSA CAIXA (Brazil), recorded premiums of €12.2 million and contributed a net loss of €0.2 million.



- The decrease in the profit earned in other countries is mainly due to the expenses incurred in connection with the reorganisation of the operating structure and the distribution network of MAPFRE CHILE.



MAPFRE RE

- The development of results with respect to the same period of last year reflects:
  - significant premiums volumes growth, due to the winning of new business;
  - a lower claims ratio, which in the first quarter of 2005 was affected by the fire at the Windsor building and by winter storm Erwin;
  - an increase in the expense ratio, as net premiums earned grew slower than gross written and accepted premiums.



- The payment of dividends explains the comparatively lower growth in equity.
- The floods that are affecting Central Europe are not expected to have a significant impact on MAPFRE RE's loss ratio.

	3M 06	3M 05	%06/05
Premiums written and accepted	**368.4**	315.7	16.7%
- of w hich Life	**29.1**	25.9	12.4%
Gross result (1)	**31.0**	28.3	9.5%
Net result	**20.6**	19.5	5.6%
Equity	**620.8**	612.8	1.3%
Loss Ratio, Non-Life (2)	**63.2%**	64.7%	
Expense Ratio, Non-Life (2)	**30.8%**	28.6%	
Combined Ratio, Non-Life (2)	**94.0%**	93.3%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million euros



MAPFRE ASISTENCIA



- The development of results with respect to the same period of last year reflects:
  - sustained growth across most markets and business lines;
  - the consolidation of ABRAXAS, which contributed revenues of €3.4 million and a net profit of €0.6 million;
  - a larger expense ratio, which is due a larger issuance of multi-annual contracts in the Pecuniary Losses business line, that is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels;
  - foreign exchange losses on the USD.

	3M 06	3M 05	% 06/05
Operating income	**98.9**	67.4	46.7%
- Premiums written and accepted	**71.9**	55.0	30.7%
- Other income	**27.0**	12.4	117.7%
Gross result [1]	**2.3**	2.3	---
Net result	**1.6**	1.3	23.1%
Equity	**89.2**	70.7	26.2%
Loss Ratio, Non-Life [2]	**73.2%**	76.2%	
Expense Ratio, Non-Life [2]	**20.9%**	17.9%	
Combined Ratio, Non-Life [2]	**94.1%**	94.1%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million euros







CORPORACIÓN MAPFRE:
Consolidated quarterly results




Net Result by Quarter
(million euros)
67.2
78.3
81.8
39.5
61.3
FIRST
SECOND
THIRD
FOURTH
2005
2006


Quarterly EPS (euros)
0.28
0.33
0.34
0.17
0.26
FIRST
SECOND
THIRD
FOURTH
2005
2006



CORPORACIÓN MAPFRE:
Expense and loss ratios by unit and company





COMPANY	EXPENSE RATIO[1] 3M 06	EXPENSE RATIO[1] 3M 05	LOSS RATIO[2] 3M 06	LOSS RATIO[2] 3M 05	COMBINED RATIO[3] 3M 06	COMBINED RATIO[3] 3M 05
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**27.2%**	25.0%	**67.6%**	67.4%	**94.8%**	92.4%
MAPRE EMPRESAS[4]	**12.6%**	11.7%	**68.9%**	69.6%	**81.5%**	81.3%
MAPFRE CAJA SALUD	**15.3%**	16.3%	**80.6%**	81.2%	**95.9%**	97.5%
MAPFRE-CAJA MADRID HOLDING	**21.4%**	22.1%	**70.5%**	70.3%	**91.9%**	92.4%
Companies operating primarily abroad						
MAPFRE AMERICA	**35.1%**	34.4%	**68.4%**	67.6%	**103.5%**	102.0%
MAPFRE RE	**30.8%**	28.6%	**63.2%**	64.7%	**94.0%**	93.3%
MAPFRE ASISTENCIA	**20.9%**	17.9%	**73.2%**	76.2%	**94.1%**	94.1%
CORPORACION MAPFRE (Consolidated)	**27.7%**	24.6%	**68.6%**	69.7%	**96.3%**	94.3%
MAPFRE VIDA[5]	**0.9%**	0.9%				

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life account.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life account.
3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life account.
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.
5) Net operating expenses/average third-party funds under management. Annualised ratio.





CORPORACIÓN MAPFRE:
Balance sheet



	3M 06	3M 05	% 06/05
ASSETS			
Goodwill	594.5	497.8	19.4%
Fixed assets	485.0	369.2	31.4%
Investments	20,171.7	18,863.1	6.9%
Participation by reinsurance in technical reserves	1,580.3	1,252.4	26.2%
Other assets	5,156.9	4,256.7	21.1%
TOTAL ASSETS	**27,988.4**	**25,239.3**	**10.9%**
LIABILITIES			
Shareholders' Equity	2,203.4	1,933.2	14.0%
Minority interests	975.7	889.1	9.7%
Debt	582.9	374.2	55.8%
Technical reserves	20,867.5	18,824.1	10.9%
- Life insurance reserves	14,497.9	13,776.2	5.2%
- Other technical reserves	6,369.6	5,047.9	26.2%
Reserves for risks and expenses	122.4	136.1	-10.1%
Other liabilities	3,236.5	3,082.6	5.0%
TOTAL LIABILITIES	**27,988.4**	**25,239.3**	**10.9%**

Million euros





CORPORACIÓN MAPFRE:
Breakdown of reserves and premiums



	Life insurance reserves			Other technical reserves			Technical Reserves			Written and accepted premiums		
	3M 06	3M 05	% 06/05	**3M 06**	3M 05	% 06/05	**3M 06**	3M 05	% 06/05	**3M 06**	3M 05	% 06/05
LIFE	**14,220.6**	13,693.4	3.9%	**215.2**	158.4	35.9%	**14,435.8**	13,851.8	4.2%	**525.9**	486.6	8.1%
GENERAL INSURANCE	**50.8**	46.7	8.8%	**1,354.8**	1,150.7	17.7%	**1,405.6**	1,197.4	17.4%	**476.3**	445.4	6.9%
COMMERCIAL INSURANCE	---	---	---	**2,047.3**	1,772.1	15.5%	**2,047.3**	1,772.1	15.5%	**371.7**	358.3	3.7%
HEALTH	---	---	---	**365.2**	323.1	13.0%	**365.2**	323.1	13.0%	**390.6**	354.1	10.3%
AMÉRICA	**106.7**	48.8	118.6%	**1,214.3**	840.1	44.5%	**1,321.0**	888.9	48.6%	**517.9**	360.9	43.5%
RE	**119.8**	87.2	37.4%	**1,506.2**	1,107.7	36.0%	**1,626.0**	1,194.9	36.1%	**368.4**	315.7	16.7%
ASISTENCIA	---	---	---	**140.4**	123.6	13.6%	**140.4**	123.6	13.6%	**71.9**	55.0	30.7%
MAPFRE ASIAN	---	---	---	**14.7**	8.8	67.0%	**14.7**	8.8	67.0%	**5.5**	3.0	83.3%
Adjustments MAPFRE RE	---	---	---	**-469.5**	-374.5	---	**-469.5**	-374.5	---	**-151.2**	-104.6	---
Other adjustments	---	-99.8	---	**-19.0**	-62.2	---	**-19.0**	-162.0	---	**-4.1**	-12.9	---
CORPORACIÓN MAPFRE	**14,497.9**	**13,776.2**	**5.2%**	**6,369.6**	**5,047.9**	**26.2%**	**20,867.5**	**18,824.1**	**10.9%**	**2,572.9**	**2,264.4**	**13.6%**

Million euros





CORPORACIÓN MAPFRE:
Breakdown of equity by units and subsidiaries

	Equity					
	3M 06		3M 05			
	Share of		Share of		% Var.	
	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.
LIFE	308.9	296.7	276.7	265.9	11.6%	11.6%
GENERAL INSURANCE	154.2	148.1	164.8	158.3	-6.4%	-6.4%
COMMERCIAL INSURANCE	144.2	138.5	136.9	131.6	5.3%	5.2%
HEALTH	55.4	53.2	49.4	47.5	12.1%	12.0%
Consolidation adjustments/minority interest	129.2	124.1	90.1	86.6	43.4%	43.3%
MAPFRE-CAJA MADRID	791.8	760.8	717.9	689.8	10.3%	10.3%
AMÉRICA	694.5	103.8	498.2	74.4	39.4%	39.5%
RE	546.3	74.5	539.3	73.5	1.3%	1.4%
ASISTENCIA	89.2		70.7		26.2%	---
OTHER COMPANIES	146.7	27.8	80.5	19.5	82.2%	42.6%
Consolidation adjustments/minority interest	-65.1	8.8	26.6	31.8	-344.7%	-72.3%
CORPORACIÓN MAPFRE	**2,203.4**	**975.7**	**1,933.2**	**889.1**	**14.0%**	**9.7%**

Million euros



SISTEMA MAPFRE:
Consolidated income statement

	3M 06	3M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,673.4	2,377.0	12.5%
Premiums earned, net of ceded and retroceded reinsurance	1,710.6	1,484.5	15.2%
Net claims incurred and variation in other technical provisions	-1,268.4	-1,069.2	18.6%
Operating expenses, net of reinsurance	-380.0	-277.3	37.0%
Other technical income and expenses	-6.3	-19.4	-67.5%
TECHNICAL RESULT	55.9	118.6	-52.9%
Net financial and other non-technical income	182.8	84.4	116.6%
Result of the Non-life business	**238.7**	**203.0**	**17.6%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	648.9	541.9	19.7%
Premiums earned, net of ceded and retroceded reinsurance	581.8	487.5	19.3%
Net claims incurred and variation in other technical provisions	-584.4	-573.0	2.0%
Operating expenses, net of reinsurance	-79.3	-47.3	67.7%
Other technical income and expenses	-3.0	-3.8	-21.1%
TECHNICAL RESULT	-84.9	-136.6	-37.8%
Net financial and other non-technical income	119.5	170.5	-29.9%
Unrealised gains and losses in unit-linked investments	6.1	4.2	45.2%
Result of the Life business	**40.7**	**38.1**	**6.8%**
OTHER BUSINESS ACTIVITIES			
Operating income	104.3	120.3	-13.3%
Operating expenses	-94.9	-124.2	-23.6%
Other income and expenses	1.7	5.7	-70.2%
Result of the Other Business Activities	**11.1**	**1.8**	**---**
Result before tax and minority shareholders	**290.5**	**242.9**	**19.6%**
Taxes	-79.3	-65.8	20.5%
Result after tax	**211.2**	**177.1**	**19.3%**
Non-life loss ratio (1)	74.1%	72.0%	
Non-life expense ratio (1)	22.6%	20.0%	
Non-life combined ratio (1)	96.7%	92.0%	
Life expense ratio (2)	1.9%	1.3%	

1) Ratios calculated over net premiums earned
2) Net operating expenses/average third-party funds under management. Annualised ratio.

Million euros



CORPORACIÓN MAPFRE: Organisation chart

CORPORACIÓN MAPFRE

MAPFRE MUTUALIDAD

55%

CORPORACIÓN MAPFRE

- 51% MAPFRE CAJA MADRID HOLDING
  - 100% MAPFRE SEGUROS GENERALES
  - 100% MAPFRE EMPRESAS
    - 100% MAPFRE CAUCIÓN Y CRÉDITO
  - 100% MAPFRE CAJA SALUD
  - 100% MAPFRE VIDA
    - 100% MUSINI VIDA
- 30% GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
- 100 % MAPFRE INMUEBLES
- 87 % MAPFRE AMÉRICA
  - Direct Insurance subsidiaries in 12 countries
- 88% MAPFRE RE
  - Subsidiaries, branches and representative offices in 14 *countries*
  - MAPFRE REINS. CORP. (EE.UU.)
- 100% MAPFRE ASISTENCIA
  - Subsidiaries, branches, agencies and representative offices in 38 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
- 100 % MAPFRE INTERNACIONAL

NON-LIFE

LIFE AND SAVINGS

DOMESTIC BUSINESS

INTERNATIONAL BUSINESS

Apéndice







Provisional calendar for the year 2006



08/02/06	Release of year 2005 results
08/02/06	Analysts' presentation, year 2005 results - Madrid
09/02/06	Analysts' presentation, year 2005 results - London
27/04/06	Release of first quarter 2006 interim results
27/04/06	Analysts' presentation, first quarter 2006 interim results – Madrid
27/04/06	Annual General Meeting
28/04/06	Analysts' presentation, first quarter 2006 interim results - London
25/07/06	Release of first half 2006 results
26/10/06	Release of third quarter 2006 interim results
26/10/06	Analysts' presentation, third quarter 2006 interim results – Madrid
27/10/06	Analysts' presentation, third quarter 2006 interim results – London

Dates may be subject to changes



Investor Relations Department



Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com




Disclaimer



This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

